
19.2 Million
GranTierra
energy inc.



Gran Tierra Energy is an independent international energy company engaged in oil and gas exploration in Colombia, Argentina, and Peru. The Company was formed in 2005 to capitalize on the expertise, experience, and strategic relationships of the management team to build substantial value and a record of success in South America. Our mission is to create value, sensibly and aggressively, in oil & gas exploration and development.

Cash to execute*

$177 Million cash and no debt

$150 Million available credit facility

Reserves to produce*

19.2 Million barrels of net proved reserves**

200% increase in net proved reserves

145% increase in net production

5 development wells for 09

Land to explore*

6.2 Million net acres of land

470 km 2D Seismic planned for 09

642 km² 3D Seismic planned for 09

7 exploration wells for 09

* Year end 2008
** Net after royalty

Consolidated results of operations[1]	Millions of U.S. dollars			U.S. dollars per boe	
	2008	**2007**	% Change	**2008**	**2007**
Oil and natural gas sales	$112.8	$31.9	254	$84.89	$58.73
Interest	1.2	0.4	188	0.92	0.78
Total revenue	**114.0**	**32.3**	**253**	**85.81**	**59.51**
Operating expenses	19.2	10.5	83	14.46	19.31
Depletion, depreciation and accretion	25.7	9.4	173	19.37	17.36
General and administrative expenses	18.6	10.2	82	13.99	18.86
Other	6.1	10.4	(41)	4.55	19.04
Total expenses	**69.6**	**40.5**	**72**	**52.37**	**74.57**
Income (loss) before income taxes	44.4	(8.2)	(644)	33.44	(15.06)
Income taxes	(20.9)	(0.3)	7,000	(15.76)	(0.54)
Net income (loss)	$23.5	$(8.5)	(377)	$17.68	$(15.60)
Consolidated statements of cash flow					
Net cash provided by operating activities	$109.7	$8.8	1,147	$82.54	$16.24
Net cash provided by (used in) investing activities	27.1	(15.4)	(276)	20.39	(28.39)
Net cash provided by financing activities	21.8	0.7	3,014	16.33	1.29
Net (decrease) increase in cash and cash equivalent	$158.6	$(5.9)	(2,788)	$119.34	(10.88)
Consolidated balance sheets					
Cash and cash equivalents	$176.8	$18.2	871		
Other current assets	18.2	13.3	37		
Total oil and gas properties	765.1	63.2	1,111		
Other long-term assets	112.5	18.1	522		
Total assets	**1,072.6**	**112.8**	**851**		
Current liabilities	62.2	23.4	166		
Deferred tax liability—long-term	214.2	10.6	1,921		
Other long-term liabilities	4.3	2.0	115		
Total liabilities	**280.7**	**36.0**	**680**		
Total shareholders' equity	**791.9**	**76.8**	**931**		
Total liabilities and shareholders' equity	**$1,072.6**	**$112.8**	**851**		
Production (net of royalties)					
Oil and natural gas liquids (bbls)	1,328,145	541,069	145		
Natural gas (mcf)	14,559	26,631	(45)		
Total Production (boe) [2,3]	**1,328,873**	**542,401**	**145**		

1. The 2008 results include the operations of Solana subsequent to our acquisition of Solana on November 14, 2008.
2. Gas volumes are converted to barrels of oil equivalent ("boe") at the rate of 20 thousand cubic feet ("mcf") of gas per barrel of oil based upon the approximate relative values of natural gas and oil. Natural gas liquid ("NGL") volumes are converted to boe on a one-to-one basis with oil.
3. Production represents production volumes adjusted for inventory changes.

Total revenue
($millions)


06
07
08

$114 Million

Total revenue and interest increased to $114.0 million in 2008. This is a 253% increase in revenue and interest compared with $32.3 million in 2007. The increase is the result of increased production combined with higher crude oil prices.

Income
($millions)


06
07
08

$24 Million

Net income increased to $23.5 million compared with a net loss of $8.5 million from Gran Tierra Energy's 2007 operations. Factors that contributed to Gran Tierra Energy's increased income include a 145% increase in crude oil production and a 44% increase in realized crude oil prices.

Cash from operations
($millions)


06
07
08

$110 Million

Net cash provided by operating activities increased to $109.7 million compared with $8.8 million from Gran Tierra Energy's 2007 operations. The net increase in cash and cash equivalents over the course of 2008 from all activities was $158.6 million which, when combined with the cash balance of $18.2 million at the start of 2008, brought the Company's total cash and cash equivalents to $177 million at December 31, 2008.



Colombia
Producing Results

1.50 million net acres

By the end of the first half of 2009, gross production in Colombia will grow to 15,000 barrels of oil per day (BOPD). The bulk of this production is expected to come from the Costayaco field, which is connected to existing infrastructure through a 15-km 8-inch pipeline. This pipeline is expected to accommodate 15,000 BOPD but, when necessary, delivery will be supplemented by trucking.


Venezuela
Bogotá
Colombia
Ecuador
Peru
Brazil

Peru
Elephant Hunting

3.44 million net acres

Gran Tierra Energy acquired a 100% interest in 3.4 million acres in Peru at the end of 2006. Blocks 122 and 128 are located in Northeast Peru. With more than 1.5 billion barrels of oil nearby including ITT fields (>1 BBO EUR), Perenco Block 67 (300 MMBO 2P), and Corrientes (275 MMBO EUR) we are developing a new exploration play type with high technical risk, but tremendous potential in a very prolific region.


Ecuador
Brazil
Peru
Lima
Bolivia

Argentina
Option Value

1.30 million net acres

Gran Tierra Energy's large prospective land potential is ready for additional exploration. Together with the industry we are lobbying the federal government for improved fiscal terms that will encourage investment.


Chile
Paraguay
Argentina
Brazil
Buenos Aires
Uruguay

Moving forward — 2009 targets

Year-end	Land — net working interest (Millions of acres)	Reserves — proved (Million barrels of oil — net after royalties)	Production (Millions boe — net after royalties)	Revenue ($ Millions USD)
05	–	–	–	–
06	0.33	1.1	0.13	$6.6
07	0.94	4.4	0.33	$24.0
08	1.50	17.7	1.09	$104.2

14,000

BOPD, net after royalty, by the end of the first half of 2009.

Capital expenditures planned for Colombia in 2009 include the drilling of four development wells and one water injector at Costayaco, and one development well on Juanambu. In addition, up to 480 km^2 of 3D seismic, 220 km of 2D seismic, and 7 exploration wells are planned. A long-term test at the Popa discovery will also be conducted in 2009.

Year-end	Land — net working interest (Millions of acres)	Reserves — proved (Million barrels of oil — net after royalties)	Production (Millions boe — net after royalties)	Revenue ($ Millions USD)
05	–	–	–	–
06	3.44	–	–	–
07	3.44	–	–	–
08	3.44	–	–	–

250

Kilometers of 2D seismic data will be acquired in the last quarter of 2009 on Blocks 122 and 128 after the completion of an environmental impact assessment currently underway. Another 250 kilometers of 2D seismic data will be acquired as part of the same program in the first quarter of 2010.

The 20,000 linear kilometer airborne gravity and magnetic survey we completed in 2008 indicates that Blocks 122 & 128 sit atop a regional crest, a focal point for oil migration from the adjacent Marañon Basin. This year we will collect seismic to determine drilling locations for 2010.

Year-end	Land — net working interest (Millions of acres)	Reserves — proved (Million barrels of oil — net after royalties)	Production (Millions boe — net after royalties)	Revenue ($ Millions USD)
05	0.09	0.6	0.04	$1.1
06	1.49	1.9	0.13	$5.1
07	1.49	2.0	0.21	$8.1
08	1.30	1.6	0.24	$9.6

1,000

BOPD, net after royalty, by the end of the first half of 2009.

Currently all oil and gas producers in Argentina are operating without sales contracts. We are continuing our deliveries, negotiating sales on a spot price basis with two refineries. Gran Tierra Energy's 2009 work program includes nine workovers of existing producing wells, facilities upgrades and 162km^2 of 3D seismic in the Chivil and Surubi blocks.



proved reserves:

17.7 million barrels of oil net after royalty

Colombia


Venezuela
Bogotá
Colombia
Ecuador
Peru
Brazil

With two million gross acres of land in Colombia, Gran Tierra Energy's potential doesn't end with our success at Costayaco.

In 2008 we conducted 400 km of seismic reprocessing and geological studies in the Putumayo A & B Technical Evaluation Areas which run along the same trend as Costayaco. As a result, we have applied to convert sections of these areas into exploration and exploitation contracts. In 2009, we will acquire a total of 220 km of 2D seismic, 230 km^2 of 3D seismic and drill two exploration wells in the Putumayo basin.

Outside of the Putumayo basin we will collect 250 km^2 of additional 3D seismic and drill six more exploration wells.

As at December 31, 2008	Area & Overview	Block	Land (gross acres)	Land (net acres)
1 Putumayo	Gran Tierra Energy the number one exploration land holder in the Putumayo Basin, has interests in seven blocks encompassing 938,494 acres of land (828,064 acres net). In 2009 Gran Tierra Energy will continue to explore this region with 230 km^2 of 3D seismic, 160 km of 2D seismic and two exploration wells.	Chaza	80,242	80,242
		Guayuyaco	52,366	36,656
		Azar	51,639	20,656
		Mecaya	74,128	11,119
		Santana	1,119	392
		Putumayo West A	570,000	570,000
		Putumayo West B	109,000	109,000
		Sub-total	938,494	828,064
2 Magdalena	To extend the new Popa gas-condensate discovery, we will acquire 75 km^2 of seismic and drill one exploration well.	Rio Magdalena	144,670	57,868
		Magangue	20,647	7,805
		Talora	108,334	21,667
		Sub-total	273,651	87,340
3 Llanos	Five blocks in the Llanos Basin encompass 391,280 gross acres, or 290,069 net acres. Long-term testing of the Los Aceites-1 discovery well yielded 1,200 BOPD gross. Production facilities will be built over 2009. We will also acquire 175 km^2 of seismic and drill two exploration wells.	Guachiria – sold	18,499	12,949
		Guachiria Norte – sold	101,819	71,273
		Guachiria Sur – sold	90,491	63,344
		San Pablo	104,534	104,534
		Garibay	75,936	37,968
		Sub-total	391,280	290,069
4 Catatumbo	In 2009 one exploration well and one well re-entry are planned in the Catatumbo Basin, part of the Maracaibo Basin.	Catguas A	113,792	56,896
		Catguas B	279,358	237,455
		Sub-total	393,150	292,867
		Total	1,996,575	1,498,340

226% increase in production (net after royalty) compared with 2007


1.5 Million net acres
5 basins
70 leads and prospects
220 km 2D seismic planned
480 km² 3D seismic planned
7 exploration wells outside Costayaco

	Net Working Interest	Operator	Acquired via Solana	2D Seismic (km)		3D Seismic (km²)		Exploration wells		Development wells		Producing Wells
				2008	2009P*	2008	2009P*	2008	2009P*	2008	2009P*	
	100%	✓	✓**	–	–	–	70	–	1	4	4	5
	70%	✓	✓**	–	–	–	30	–	–	–	1	3
	40%	✓		–	40	40	50	–	–	–	–	1
	15%	✓		15	–	–	–	–	1	–	–	–
	35%	✓		–	–	–	–	–	–	–	–	15
	100%	✓		–	120	–	80	–	–	–	–	–
	100%	✓		–	60	–	–	–	–	–	–	–
	–			15	220	40	230	–	2	4	5	24
	40%	✓		–	–	–	75	1	1	–	–	1
	37.8%	✓	✓	–	–	–	–	–	–	–	–	–
	20%	✓		–	–	–	–	–	1	–	–	–
	–			0	–	–	75	1	2	0	0	1
	70%	✓	✓	–	–	–	–	–	–	–	–	2
	70%	✓	✓	–	–	–	–	1	1	–	–	–
	70%	✓	✓	–	–	–	115	–	–	–	–	–
	100%	✓	✓	–	–	–	60	–	–	–	–	–
	50%		✓	–	–	–	–	–	–	–	–	–
	–			0	–	–	-	1	1	0	0	2
	50%	✓	✓	–	–	–	–	–	–	–	–	–
	85%	✓	✓	–	–	–	–	–	2	–	–	–
	–			0	–	–	–	–	2	0	–	–
	–			15	220	40	480	2	7	4	5	27

* 2009 plan – subject to change
** increased working interest via Solana from 50% to 100% for Costayaco, and from 35% to 70% for Guayuyaco



Colombia

Costayaco

Gran Tierra Energy discovered the Costayaco Field in 2007 on the Chaza block. When we announced in May of that year that drilling was complete on Costayaco-1, we didn't know that our discovery would propel Gran Tierra Energy to the next stage of its evolution as an oil and gas company, nor did we know that we'd eventually acquire Solana, our partner. Costayaco was a major turning point for Gran Tierra Energy, and has provided us with the reserves and cash flow to pursue the next step in our Company's evolution.

The bulk of the 2009 capital program has been earmarked to further develop Costayaco. The drilling of four additional development wells (Costayaco-7 through 10), one water injector well, and workovers on three existing wells, is planned for 2009. New infrastructure to support increased production, including support facilities, crude gathering lines, water lines, two pumping stations and storage batteries will also be deployed in 2009.

An eight inch, 15 kilometer pipeline from the Costayaco field to Uchupayaco was commissioned in late July, 2008 and can accommodate 50,000 BOPD. The proposed construction of a new 100 km pipeline between Uchupayaco and Orito to accommodate Costayaco's plateau production has been deferred. The existing pipeline between Uchupayaco and Orito can accommodate 15,000 BOPD using friction reducers, and the remaining barrels can be transported by truck.


Putumayo A
TEA
Uchupayaco
Santana &
Guayuyaco
OTA Export
pipeline
Orito
Santana Oil
Sales point
Putumayo B
TEA
100
0
GTE working interest


Chaza Block
Santana &
Guayuyaco Blocks
Costayaco Field
C-7
C-4
C-5
C-2
C-1
C-6
C-3
C-8
Producing
oil fields
Pipelines
100
0
GTE working interest
Oil well
Proposed well
Water
Uchupayaco

C-6 & C-7

Only water was recovered from Costayaco-6 (C-6). The well is being considered for use as a water injector to maintain reservoir pressure. Costayaco-7 (C-7) was completed in April 2009 defining the northern limit of the field.



19.6 Million proved reserves (gross, year-end 2008)

15.3 Million net proved reserves (net after royalty, year-end 2008)

2,685 BOPD production (gross, average 2008)

2,221 BOPD production (net after royalties, average 2008)

4 development wells planned

1 water injector planned



Peru Elephant Hunting

Mountains, basin, arch. Three relatively simple geological ingredients that, in combination, have led to some of the largest hydrocarbon deposits in the world. Experience has shown that oil, migrating upwards from an adjacent basin, accumulates in arches like Prudhoe Bay, Alaska and the Oil Sands in Alberta.

In 2005, Gran Tierra Energy's management team reviewed airborne surveys that pointed to a potential arch in the vicinity of Blocks 122 and 128. Similar to the arches described above, the Iquitos Arch sits adjacent to the Marañon Basin in which more than one billion barrels of recoverable oil has been discovered to date.

In 2008, a 20,000 linear kilometer airborne gravity and magnetic survey was completed, providing compelling evidence that the crest of the Iquitos Arch lies under the Company's two blocks. We have identified 24 leads based on the interpretation of the airborne survey.

An environmental impact survey is currently being undertaken in preparation for 500 km of 2D seismic data acquisition expected to be acquired in the fourth quarter of 2009 and the first quarter of 2010. This will be followed by drilling later in 2010. A pre-feasibility engineering field development study is also scheduled to be undertaken in 2009 to assist in early planning in the event a commercial discovery is made in 2010.


Iquitos
Arch
Marañon
Basin
Pipeline
Andes
Mountain


Gran Tierra Energy
Blocks 122 & 128
Regional
arch
Conventional
traps
Andes Mountain
Oil & gas
Marañon
Migration of oil & gas
Iquitos Arch
Entrapment


Block 122
N
Petrobras
Block 128
ConocoPhillips
0
25
50
Kilometers
Occidental


3.4 Million net acres
100% Gran Tierra Energy's interest in Blocks 122 and 128
20,000 km airborne gravity and magnetic survey completed
24 leads and prospects
250 km 2D seismic to be acquired in Q4 of 2009, and 250 km of 2D seismic to be acquired in Q1 of 2010



proved reserves:

1.6 million barrels of oil net after royalty

Argentina

Gran Tierra Energy's story began in Argentina in 2005, at a time when government policy and the country's economics made it sensible to be an active participant in the exploration and production of oil and gas deposits in Argentina's Noroeste Basin. Today, with 1.3 million acres (net), Gran Tierra Energy is the largest land holder in the Noroeste Basin.

While Argentina's economy benefited greatly from the oil and gas sector between 2003 and 2007, taxation policy and regulation introduced in 2008 has made Argentina a challenging environment for investment. We, along with other oil and gas producers, and the provincial governments, are lobbying the federal government for change that will encourage additional investment in Argentina.

Despite these challenges, there is cause for optimism. The prices we receive are improving, increasing from $33 to $40 per barrel in 2008.

On the exploration front, we made a new oil discovery at Proa-1 in the third quarter of 2008. This well, located on the Surubi block, tested 2,324 BOPD (gross), and is currently on a long-term test at 900 BOPD (gross).


Ipaguazu
Nacatimbay
Bolivia
Santa Victoria
Paraguay
Tartagal Oeste
(Palmar Largo)
Palmar Largo
Valle Morado
Balbuena Este
(Palmar Largo)
Chivil
Surubi
El Vinalar
100
0
GTE Working Interest
Oil Well
Gas Well
30 km

Gran Tierra
The largest exploration land holder in the Noroeste Basin.

As at December 31, 2008	Area & Overview	Block	Land (gross acres)	Land (net acres)
1 Noroeste	Gran Tierra Energy is the largest exploration land holder in the Noroeste Basin, with an interest in eight blocks encompassing 1.6 million acres of land (1.3 million acres net).	Palmar Largo	341,500	47,810
		El Vinalar	59,080	29,540
		El Chivil	30,393	30,393
		Ñacatimbay	8,528	8,528
		Ipaguazu	21,745	21,745
		Valle Morado	49,915	49,915
		Santa Victoria	1,033,642	1,033,642
		Surubi	90,688	77,085
		Total	**1,635,491**	**1,298,658**

16% increase in production (net after royalty) compared with 2007



	Net Working Interest	Operator	Acquired via Solana	2D Seismic (km)		3D Seismic (km²)		Exploration wells		Development wells		Producing Wells
				2008	2009P*	2008	2009P*	2008	2009P*	2008	2009P*	
	14%			–	–	–	–	–	–	–	–	14
	50%	✓		–	–	–	–	–	–	–	–	3
	100%	✓		–	–	–	112	–	–	–	–	2
	100%	✓		–	–	–	–	–	–	–	–	–
	100%	✓		–	–	–	–	–	–	–	–	–
	100%	✓		–	–	–	–	–	–	–	–	–
	100%	✓		–	–	–	–	–	–	–	–	–
	85%			–	–	–	50	1	–	–	–	1
				–	–	–	162	1	–	–	–	20

* 2009 plan – subject to change



$4.3 million planned on environmental programs — 2009

The name *Gran Tierra*, or *Great Earth* when translated to English, was chosen because it reflects our view of what this world offers, what it can be when we work together, and the commitment required to make it great.

In the communities we have the privilege to work in, this commitment means we are continually striving to adopt and adhere to best practices; working in an economically, socially, and environmentally sustainable manner. It also means that we are accountable, transparent, and act responsibly when things go wrong.

We provide communities with a sustainable economic advantage by employing local oil and gas professionals. It's more than simply providing a job. These roles embed the skills and experience needed for the responsible development of the local oil and gas industry directly within the community.

In 2009, we plan to spend approximately $3.5 million in Colombia on capital programs related to environmental matters, including facilities upgrades, studies, assessments, and remediation. We plan to spend approximately $75,000 in Argentina on capital programs related to environmental matters, including soil and ground water assessment and environmental impact assessments. In Peru, capital costs to complete our environmental impact assessments will be approximately $700,000.

In 2008, we focused on the development of our Corporate Responsibility Policy and community relations best practices. $705,000 was spent on various initiatives in Colombia and Argentina to support local education, agriculture, fisheries, sanitation, medical services, housing, transportation infrastructure, and culture.

We will continue to work closely with communities, government and non-government agencies to ensure our operations are sustainable.



0	major environmental incidents
4	minor environmental incidents
100%	percent completely remediated

$705 thousand spent on social programs in 2008


ACTIVO DE LA COMUNIDAD

At Gran Tierra Energy we have been quietly and diligently doing what we do best: finding new oil reserves through exploration drilling, increasing oil production through cost effective and efficient development of those new reserves; and making acquisitions of underdeveloped assets to continue our strategy of growth and value creation through the drill bit.

Dear shareholders

Against a backdrop of plummeting commodity prices and deteriorating economic conditions, we at Gran Tierra Energy have been quietly and diligently doing what we do best: finding new oil reserves through exploration drilling; increasing oil production through cost effective and efficient development of those new reserves; and making acquisitions of underdeveloped assets to drive our strategy of growth and value creation through the drill bit.

Enhanced Capital Markets Profile

Gran Tierra Energy began the year listed on the OTCBB, but by February we were listed on the Toronto Stock Exchange (TSX - GTE), and in April we listed on the American Stock Exchange (now NYSE Amex—GTE), substantially raising our profile in the capital markets. These moves reflected Gran Tierra Energy's success in executing its strategy, its growing potential, and granted us access to a much broader, resource savvy investor audience. The subsequent acquisition of TSX-Venture and AIM-listed Solana Resources allowed us to further broaden our international shareholder base, increase our liquidity and potentially improve our access to the capital markets.

Transformational Acquisition

Late in the year we completed the acquisition of Solana Resources giving the combined entity the necessary scale in terms of land, reserves, production, cash flow, cash and credit to compete more effectively on the international stage. The all-stock transaction further enhanced the value of the new Gran Tierra Energy, providing us with a particularly strong balance sheet. The transaction allowed us to consolidate 100% of the working interest in the Costayaco Field, one of the largest oil discoveries in Colombia in recent years, effectively doubling our production to more than 5,000 BOPD, adding more than 11 million BOE in proved and probable reserves, and substantially increasing our portfolio of exploration opportunities in Colombia, in addition to our existing opportunities in Peru and Colombia.

A Year of Growth in Reserves

The year-end 2008 independent reserves report from GLJ Petroleum Consultants Ltd. estimates Gran Tierra Energy's SEC compliant proved reserves are 19.2 million barrels, an increase of 200% over the previous year. Fourth quarter 2008 production was 4,074 BOPD, an increase of 72% over the fourth quarter of the previous year.

Growth in Land and Opportunity

Gran Tierra Energy had a net working interest in 6.2 million net acres of land for future exploration within Colombia (1.5 million), Peru (3.4 million) and Argentina (1.3 million), at the end of 2008, an increase of 6% over the end of the previous year. Gran Tierra Energy operated 24 of the 26 blocks of land in these countries, allowing the Company to control its work programs, budgets, prospect generation, drilling operations, and developments when successful.

Aggressive Exploration

We are focused on oil exploration in operating environments with economic terms that make sense, and where the reward justifies the risk. In 2008 Gran Tierra Energy drilled four exploration wells and made three new discoveries.

Colombia

In the Middle Magdalena basin we made a gas-condensate discovery at the Popa-2 well on the Rio Magdalena block where Gran Tierra Energy holds a 40% net working interest. This well initially tested at 8.5 million cubic feet of gas per day and 236 barrels of oil and condensate per day gross. We have since initiated a long-term production test, and we plan to acquire 75 km^2 of 3D seismic over the Popa field to further substantiate this discovery.

In the Llanos basin oil was discovered at the Los Aceites-1 well on the Guachiria block by Solana Resources (now a wholly-owned subsidiary of Gran Tierra Energy) where the Company had a 70% net working interest. This well initially tested at 5,645 BOPD gross, and 1,200 BOPD gross in long-term testing. In 2009 we sold our interest in this block to Lewis Energy.

In 2008 we also laid the foundation for our 2009 exploration program in Colombia – we reprocessed 400 km of seismic, acquired 15 km of 2D seismic, and acquired 40 km^2 of 3D seismic to identify leads and prospects throughout our acreage in that country. Based on this new data and technical analysis we have planned seven exploratory wells for Colombia in 2009.

Argentina

In Argentina's Noroeste Basin, we discovered oil in 2008 at the Proa-1 well on the Surubi block in which Gran Tierra Energy has an 85% working interest. In initial tests this well produced 2,324 BOPD gross, and 900 BOPD gross in long-term tests.

Peru

We believe Gran Tierra Energy has the potential to generate substantial additional value over the mid-term through ongoing exploration of its land position in Peru. We are currently preparing for the next stage of exploration on Blocks 122 and 128 on the eastern flank of the Marañon Basin in northeastern Peru, on the crest of the Iquitos Arch.

Containing 3.4 million acres of unexplored land, we believe these blocks hold tremendous potential for the Company. More than one billion barrels of recoverable oil has been discovered in the Marañon Basin around the flanks of the Iquitos Arch to date, and interpretation of the 20,000 linear kilometer survey completed in 2008 helped us to identify 24 leads on our acreage. Most importantly, the data confirms the crest of the arch lies under Block 122.

In 2009, we will work towards completing environmental and social impact assessments that will allow us to move forward with seismic acquisition and drilling stratigraphic tests. Once we receive approval from the relevant government authorities, we will follow-up on these leads by acquiring 500 km of 2D seismic data in late 2009 and early 2010, with the intention of initiating drilling stratigraphic tests in 2010.

145% Production Growth
Gran Tierra Energy's consolidated production net of royalties increased 145% to 1.3 million barrels in 2008 compared with 0.5 million barrels in 2007.

Despite a temporary reduction of our production in Colombia late in the year as a result of civil strikes, 2008 production net of royalties increased by 226% with 1.1 million barrels compared to 0.3 million barrels in 2007. Our production growth in Colombia was primarily driven by the success of our 2007 exploration program which led to two oil field discoveries in the Putumayo Basin: Costayaco on the Chaza Block and Juanambu in the Guayuyaco Block. Production from these discoveries commenced in the third quarter of 2007. Over the course of 2008 we drilled five wells in the Costayaco field, and announced the successful completion of four as producers. In 2009, we intend to augment production by drilling four additional development wells in the Costayaco field.

Oil production in Argentina for 2008 was 0.2 million barrels net of royalties, a 16% increase over production in 2007; this growth was driven primarily by Proa-1, our 2008 oil discovery in the Surubi Block

$177 Million Cash — No Debt
Gran Tierra Energy's balance sheet improved dramatically through the year; at year end we reported cash and cash equivalents of US$176.8 million, with an additional US$150 million available under existing undrawn bank lines, and no debt. The combination of our strong balance sheet and cash flow from increasing production leaves us well capitalized to fund further exploration activities as we exploit our extensive land position. We intend to execute our 2009 work program and budget with available cash and cash flow, without touching our unused line of credit.

We also believe that lower commodity prices and constrained access to capital globally could create additional opportunities to acquire key assets at reasonable valuations. The Company is well positioned to act on these as they emerge, but only if there is a compelling strategic and commercial case to be made. Gran Tierra Energy is positioned to grow through the drill bit on our existing lands.

Looking to the Future
Our management team is optimistic about the progress we are making in 2009 on our prospects in Colombia and Peru, and our position in Argentina.

In Colombia we have further defined the boundaries of the Costayaco field, divested certain non-core assets, and will pursue high potential prospects with six more exploration wells planned in addition to the well that was already drilled in 2009.

In Peru, we have expanded our environmental assessment to expedite our exploration program on Blocks 122 and 128. We are preparing to submit our assessment to the government, and looking forward to launching our seismic acquisition and subsequent drilling campaign.

In Argentina, we are maintaining our position as the largest landholder in the prospective Noroeste basin, limiting investment until there is further clarity on the investment climate in the country.

I would like to thank the Gran Tierra Energy team for their outstanding performance in 2008, and our growing shareholder base for their continued support. I look forward to updating you on our progress in the quarters ahead. As 2009 unfolds, our experienced and disciplined management team intends to continue to execute our strategy, creating value sensibly and methodically with the drill bit on our lands in South America.

Dana Coffield
President and CEO

Financial Statements and Management's Discussion and Analysis

Cautionary Information Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the Securities Act) and Section 21E of the Securities Exchange Act of 1934 (the Exchange Act). All statements other than statements of historical facts included in this Annual Report including without limitation statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations regarding our financial position, estimated quantities and net present values of reserves, business strategy, plans and objectives of our management for future operations, covenant compliance and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates", "projects", "target", "goal", "plans", "objective", "should", or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that the assumptions upon which the forward-looking statements are based will prove to be correct and because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements, including, but not limited to, the following:

Risks Related to Our Business

- Our lack of diversification will increase the risk of an investment in our common stock.
- We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow.
- Our business may suffer If we do not attract and retain talented personnel.
- Unanticipated problems in our operations may harm our business and our viability.
- Local legal and regulatory systems in which we operate may create uncertainty regarding our rights and operating activities, which may harm our ability to do business.
- Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.
- Competition in obtaining rights to explore and develop oil and gas reserves and to market our production may impair our business.
- We may not be able to effectively manage our growth, which may harm our profitability.
- We may have difficulty distributing our production, which could harm our financial condition.
- Maintaining and improving our financial controls may strain our resources and divert management's attention, and If we are not able to report that we have effective internal controls our stock price may suffer.
- Integration of Gran Tierra Energy and Solana's businesses, personnel and financial controls may be more difficult than expected, which could strain the combined Company operations.
- Guerrilla activity in Colombia could disrupt or delay our operations, and we are concerned about safeguarding our operations and personnel in Colombia.
- Our oil sales will depend on a relatively small group of customers, which could adversely affect our financial results
- Our operations involve substantial costs and are subject to certain risks because the oil and gas industries in the countries in which we operate are less developed.
- Our business is subject to local legal, political and economic factors which are beyond our control, which could impair our ability to expand our operations or operate profitably.
- Negative economic, political and regulatory developments in Argentina, including export controls may negatively affect our operations.
- The United States government may impose economic or trade sanctions on Colombia that could result in a significant loss to us.
- Maintaining good community relationships and being a good corporate citizen may be costly and difficult to manage.
- Foreign currency exchange rate fluctuations may affect our financial results.
- Exchange controls and new taxes could materially affect our ability to fund our operations and realize profits from our foreign operations.
- We must maintain effective registration statements for all of our private placements of our common stock.

Risks Related to Our Industry

- Unless we are able to replace our reserves, and develop oil and gas reserves on an economically viable basis, our reserves, production and cash flows may decline as a result.
- We are required to obtain licenses and permits to conduct our business and failure to obtain these licenses could cause significant delays and expenses that could materially impact our business.
- Our exploration for oil and natural gas is risky and may not be commercially successful, impairing our ability to generate revenues from our operations.
- Estimates of oil and natural gas reserves that we make may be inaccurate and our actual revenues may be lower, and our operating expenses may be higher than our financial projections.
- If oil and natural gas prices decrease, we may be required to take write-downs of the carrying value of our oil and natural gas properties.
- Drilling new wells could result in new liabilities, which could endanger our interests in our properties and assets.
- Our inability to obtain necessary facilities and/or equipment could hamper our operations.
- Decommissioning costs are unknown and may be substantial; unplanned costs could divert resources from other projects.
- Drilling oil and gas wells and production and transportation activity could be hindered by earthquakes and weather-related operating risks.
- Prices and markets for oil and natural gas are unpredictable and tend to fluctuate significantly, which could reduce profitability, growth and the value of Gran Tierra Energy.
- Penalties we may incur could impair our business.
- Environmental risks may adversely affect our business.
- Our insurance may be inadequate to cover liabilities we may incur.
- Policies, procedures and systems to safeguard employee health, safety and security may not be adequate
- Challenges to our properties may impact our financial condition.
- We will rely on technology to conduct our business and our technology could become ineffective or obsolete.

Risks Related to Our Common Stock

- The market price of our common stock may be highly volatile and subject to wide fluctuations.
- Our operating results may fluctuate significantly, and these fluctuations may cause our stock price to decline.
- We do not expect to pay dividends in the foreseeable future.
- Gran Tierra Energy may not have sufficient shares to acquire other businesses or assets.

These risk factors are discussed in more detail in Part I, Item 1A "Risk Factors" in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 27, 2009, and we encourage readers to read those risk factors to better understand the risks we face. The information included herein is given as of the date of printing this Annual Report and, except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this Annual Report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Selected Financial Data

(thousands of U.S. dollars, except per share amounts)	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Period Ended December 31, 2005
Statement of Operations Data				
Revenue and other income				
Oil and natural gas sales	$ 112,805	$ 31,853	$ 11,721	$ 1,059
Interest	1,224	425	352	–
	114,029	32,278	12,073	1,059
Expenses				
Operating	19,218	10,474	4,233	395
Depletion, depreciation and accretion	25,737	9,415	4,088	462
General and administrative	18,593	10,232	6,999	2,482
Liquidated damages	–	7,367	1,528	–
Derivative financial instruments (gain) loss	(193)	3,040	–	–
Foreign exchange (gain) loss	6,235	(78)	371	(31)
	69,590	40,450	17,219	3,308
Income (loss) before income tax	44,439	(8,172)	(5,146)	(2,249)
Income taxes	(20,944)	(295)	(678)	29
Net income (loss)	$ 23,495	$ (8,467)	$ (5,824)	$ (2,220)
Net income (loss) per common share – basic	$ 0.19	$ (0.09)	$ (0.08)	$ (0.16)
Net income (loss) per common share – diluted	$ 0.16	$ (0.09)	$ (0.08)	$ (0.16)
Balance Sheet Data				
Cash and cash equivalents	$ 176,754	$ 18,189	$ 24,101	$ 2,221
Working capital (including cash)	132,807	8,058	14,541	2,765
Oil and gas properties	765,050	63,202	56,093	7,887
Deferred tax asset—long-term	10,131	1,839	444	29
Total assets	1,072,625	112,797	105,537	12,371
Deferred tax liability—long-term	214,170	10,567	9,876	–
Other long-term liabilities	4,391	1,986	634	68
Shareholders' equity	$ 791,926	$ 76,792	$ 76,195	$ 11,039

We made our initial acquisition of oil and gas producing and non-producing properties in Argentina in September 2005 for a total purchase price of approximately $7 million. Prior to that time we had no revenues. In June 2006, we acquired our Argosy assets for consideration of $37.5 million cash, 870,647 shares of our common stock and overriding and net profit interests in certain assets valued at $1 million. In November 2008, we acquired Solana for $671.8 million through the issuance to Solana stockholders of either shares of our common stock or shares of common stock of a subsidiary of Gran Tierra Energy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This report, and in particular this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Please review the cautionary language in the section entitled "Cautionary Information Regarding Forward-Looking Statements."

The following discussion of our financial condition and results of operations should be read in conjunction with the Financial Statements and Supplementary Data.

Overview

We are an independent international energy company incorporated in the United States and engaged in oil and natural gas exploration, development and production. We are headquartered in Calgary, Alberta, Canada and operate in South America in Colombia, Argentina and Peru.

In September 2005, we acquired our initial oil and gas interests and properties, which were in Argentina. During 2006, we increased our oil and gas interest and property base through further acquisitions in Colombia, Argentina and Peru. We funded acquisitions of our properties in Colombia and Argentina through a series of private placements of our securities that occurred between September 2005 and February 2006 and an additional private placement that occurred in June 2006.

Effective November 14, 2008, we completed the acquisition of Solana Resources Limited ("Solana"). Upon completion of the transaction, Solana became an indirect wholly-owned subsidiary of Gran Tierra Energy. Solana is an international resource company engaged in the acquisition, exploration, development and production of oil and natural gas. Solana is incorporated in Alberta, Canada, with its head office in Calgary, Alberta. At the date of acquisition, Solana held various working interests in nine blocks in Colombia and was the operator of six of those blocks, four of which contained producing assets. As a result of the acquisition, Gran Tierra Energy has increased its working interest in two of the producing blocks and has a working interest in seven new blocks.

The oil and gas industry has been adversely impacted by the downturn in the global economy and the decline in crude oil prices. Although our revenue has been negatively affected by these lower oil prices, our current liquidity position has mitigated the impact of these adverse market conditions. We believe that our current operations and capital expenditure program can be maintained from cash flow from existing operations, cash on hand and our credit facilities, barring unforeseen events. We also have the ability to defer or cancel portions of our capital expenditure program should our operating cash flows decline as a result of further reductions in crude oil prices.

Business Strategy

Our plan is to continue to build an international oil and gas company through acquisition and exploitation of under-developed prospective oil and gas assets, and to develop these assets with exploration and development drilling to grow commercial reserves and production. Our initial focus is in select countries in South America, currently Colombia, Argentina, and Peru; other regions will be considered for future growth should those regions make strategic and commercial sense in creating additional value.

We have applied a two-stage approach to growth, initially establishing a base of production, development and exploration assets by selective acquisitions, and secondly, achieving future growth through drilling. We intend to duplicate this business model in other areas as opportunities arise. We pursue opportunities in countries with proven petroleum systems; attractive royalty, taxation and other fiscal terms; and stable legal systems. In the petroleum industry, geologic settings with proven petroleum source rocks, migration pathways, reservoir rocks and traps are referred to as petroleum systems.

Financial and Operational Highlights

		2008[1]	% Change		2007	% Change		2006
Estimated Proved Oil and Gas Reserves, net of royalties—million barrels of oil		19.2	200		6.4	113		3.0
Production—Barrels of Oil Equivalent per Day		3,631	144		1,486	109		710
Barrels of Oil Equivalent Prices Realized	$	84.89	45	$	58.73	30	$	45.26
Revenue and Interest ($000's)	$	114,029	253	$	32,278	167	$	12,073
Net Income (Loss) ($000's)	$	23,495	377	$	(8,467)	(45)	$	(5,824)
Net Income (Loss) Per Share—Basic	$	0.19	311	$	(0.09)	(13)	$	(0.08)
Capital Expenditures ($000's)	$	46,728	181	$	16,625	45	$	11,482
Cash & Cash Equivalents ($000's)	$	176,754	872	$	18,189	(25)	$	24,101
Property, Plant & Equipment ($000's)	$	767,552	1,101	$	63,918	13	$	56,707

(1) The 2008 results include the operations of Solana subsequent to its acquisition on November 14, 2008.

Gran Tierra Energy's financial and operational results during the three-year period from 2006 to 2008 reflect the success of our strategy since commencing operations in 2005:

- We acquired oil and gas properties in Argentina, Colombia and Peru in 2005 and 2006, conducted an active exploration, drilling and development program in the three-year period, and further increased our oil and gas interests in Colombia through the acquisition of Solana in late 2008.
- Gran Tierra Energy's estimated proved oil and gas reserves as at December 31, 2008, have tripled compared with December 31, 2007, and have increased by 540% since December 31, 2006. The contributing factors were the oil discoveries in Colombia as well as the acquisition of Solana.
- Production of crude oil and natural gas (net of inventory adjustments) increased by 411% from 2006 to 2008, mainly due to the impact of production from the mid-2007 oil discovery in the Costayaco field in Colombia.
- Increased production and higher oil prices resulted in an 845% increase in total revenues over the three-year period.
- Net income for 2008 amounted to $23.5 million, or $0.19 per share, a significant improvement from the losses recorded in 2007 and 2006. Higher oil revenues were partially offset by increases in operating expenditures due to expanded Colombian operations, depletion expense associated with the acquisition of Solana and higher production levels, general and administrative expenses incurred due to expanded activities and regulatory compliance, foreign exchange losses associated with the acquisition of Solana, and income tax expense resulting from the profitability of Colombian operations. Prior year losses also included liquidated damages which represented damages payable to stockholders as a result of certain registration statements not becoming effective within the periods specified in the share registration rights agreements for the shares purchased as well as losses from derivative financial instruments.
- Oil and gas property expenditures in 2008 and 2007 reflect the Costayaco field exploration and development program, the successful drilling of the Proa-1 exploration well in the Argentine Surubi block in 2008, and continued geological survey work carried out in Peru. The 2006 capital expenditures reflect the initial acquisition of oil and gas interests in Colombia and Argentina.
- Our significant cash position of $176.8 million at December 31, 2008 resulted primarily from positive cash flows from operations as well as the net cash balance of $81.9 million acquired as part of the acquisition of Solana.
- Property, plant & equipment as at December 31, 2008 was $767.6 million, a significant increase from prior years, reflecting our ongoing exploration and development program and recording of the Solana assets at their fair values of $682.0 million at the acquisition date.

Business Combinations

Solana Resources Limited

On November 14, 2008, Gran Tierra Energy completed the acquisition of all of the outstanding common shares of Solana. Pursuant to the terms of the acquisition, each holder of Solana shares received either: (i) 0.9527918 of a share of Gran Tierra Energy common stock for each Solana share held; or (ii) 0.9527918 of an exchangeable share of Gran Tierra Exchangeco Inc., a Canadian subsidiary of Gran Tierra Energy, for each Solana share held. The share exchange resulted in Gran Tierra Energy acquiring all of the 126,597,402 issued and outstanding common shares of Solana in exchange for 120,620,967 shares comprised of 51,516,332 shares of Gran Tierra Energy common stock and 69,104,635 exchangeable shares. In addition, pursuant to the terms of the acquisition: (i) Gran Tierra Energy issued options to acquire 466,869 shares of Gran Tierra Energy common stock in exchange for 490,001 Solana options; and (ii) 7,500,000 Solana warrants outstanding at the date of the acquisition were assumed by Gran Tierra Energy and are exercisable for 7,145,938 shares of Gran Tierra Energy common stock (by applying the exchange ratio).

On November 14, 2008 and prior to the November 15, 2008 deadline, as contractually agreed, Gran Tierra Energy also issued two million shares of Gran Tierra Energy common stock to acquire the participating interest in Solana's properties that, under the Colombian Participation Agreement entered into in 2006 as part of the acquisition of Argosy Energy International ("Argosy"), would otherwise accrue to the former owners of Argosy. The shares were issued in a private placement and the resale of the shares was registered pursuant to a registration rights agreement.

Upon completion of the transaction, Solana became an indirect wholly-owned subsidiary of Gran Tierra Energy. On a diluted basis, upon the closing of the acquisition, Solana and Gran Tierra Energy security holders owned approximately 49% and 51% of the combined company, respectively.

The acquisition was accounted for using the purchase method, with Gran Tierra Energy being the acquirer, whereby the Solana assets acquired and liabilities assumed were recorded at their fair values at the acquisition date of November 14, 2008 and the results of Solana have been consolidated with Gran Tierra Energy since that date. The fair value of Gran Tierra Energy's shares was determined as the weighted average closing price of the common shares of Gran Tierra Energy for the five-day period around the announcement date of July 29, 2008, being two days prior to and after the acquisition was agreed to and announced, and the announcement date. The fair value of each exchangeable share issued is equal to the fair value of a common share of Gran Tierra Energy. The following tables show the purchase price and its allocation to the fair value of assets acquired and liabilities assumed:

(thousands of U.S. dollars)	
Purchase Price:	
Common Shares/Exchangeable Shares issued net of share issue costs	$ 631,451
Warrants	23,594
Stock options	1,345
Two million common shares issued under Colombian Participation Agreement	10,470
Transaction costs	4,938
	$ 671,798
Purchase Price Allocated:	
Oil and Gas Properties	
Proved	$ 320,773
Unproved	360,493
Other assets	741
Other long-term assets	1,329
Goodwill	83,577
Net working capital (including cash acquired)	99,727
Asset retirement obligations	(3,148)
Deferred income taxes	(191,694)
	$ 671,798

Argosy Energy International

On June 20, 2006, Gran Tierra Energy acquired all of the limited partnership interests of Argosy and all of the issued and outstanding capital stock of Argosy Energy Corp. from Crosby Capital LLC. Consideration paid to Crosby consisted of $37.5 million cash, 870,647 shares of Gran Tierra Energy common stock and overriding and net profit interests in certain of Argosy's assets valued at $1 million. The acquisition was accounted for using the purchase method, and the results of Argosy have been consolidated with Gran Tierra Energy from June 20, 2006.

Consolidated Results of Operations

	Year Ended December 31,				
Consolidated Results of Operations[1]	2008	% Change	2007	% Change	2006
(thousands of U.S. dollars)					
Revenue	$ 112,805	254	$ 31,853	172	$ 11,721
Interest	1,224	188	425	21	352
	114,029	253	32,278	167	12,073
Operating expenses	19,218	83	10,474	147	4,233
Depletion, depreciation and accretion	25,737	173	9,415	130	4,088
General and administrative expenses	18,593	82	10,232	46	6,999
Other	6,042	(42)	10,329	444	1,899
	69,590	72	40,450	135	17,219
Income (loss) before income taxes	44,439	(644)	(8,172)	59	(5,146)
Income taxes	(20,944)	7,000	(295)	(56)	(678)
Net income (loss)	$ 23,495	(377)	$ (8,467)	45	$ (5,824)
Production, Net of Royalties					
Oil and NGL's ("bbl")[2]	1,328,145	145	541,069	111	256,921
Natural gas ("mcf")	14,559	(45)	26,631	(36)	41,447
Total production ("boe")[2][3]	1,328,873	145	542,401	109	258,993
Average Prices					
Oil and NGL's ("per bbl")	$ 84.89	44	$ 58.79	30	$ 45.26
Natural gas ("per mcf")	$ 4.93	192	$ 1.69	(7)	$ 1.82
Consolidated Results of Operations ("per boe")					
Revenue	$ 84.89	45	$ 58.73	30	$ 45.26
Interest	0.92	18	0.78	(43)	1.36
	85.81	44	59.51	28	46.62
Operating expenses	14.46	(25)	19.31	18	16.35
Depletion, depreciation and accretion	19.37	12	17.36	10	15.79
General and administrative expenses	13.99	(26)	18.86	(30)	27.02
Other expenses	4.55	(76)	19.04	160	7.33
	52.37	(30)	74.57	12	66.49
Income (loss) before income taxes	33.44	(322)	(15.06)	(24)	(19.87)
Income taxes	(15.76)	2,819	(0.54)	(79)	(2.62)
Net income (loss)	$ 17.68	(213)	$ (15.60)	(31)	$ (22.49)

(1) The 2008 results include the operations of Solana subsequent to our acquisition of Solana on November 14, 2008.
(2) Gas volumes are converted to barrels of oil equivalent ("boe") at the rate of 20 thousand cubic feet ("mcf") of gas per barrel of oil based upon the approximate relative values of natural gas and oil. Natural gas liquid ("NGL") volumes are converted to boe on a one-to-one basis with oil.
(3) Production represents production volumes adjusted for inventory changes.

Consolidated Results of Operations for the Year Ended December 31, 2008 compared to the Results for the Year Ended December 31, 2007

In 2008, a 145% increase in crude oil production and a 44% increase in realized prices of crude oil were the major contributing factors to net income of $23.5 million compared to a net loss of $8.5 million recorded in 2007.

Our revenue and interest increased 253% to $114.0 million in 2008 compared to 2007 due to increased production and higher crude oil prices. ***Crude oil and NGL production*** in 2008 increased to 1,328,145 barrels compared to 541,069 barrels in 2007 due to the inclusion of a full year of production from the Costayaco and Juanambu fields in Colombia. These fields were discovered in 2007 and the discovery wells came on production during the second half of 2007. In 2008, we drilled and completed four development wells at Costayaco and these wells were put on production during the course of the year. Average realized crude oil prices increased to $84.89 per barrel from $58.79 per barrel in 2007 reflecting the higher West Texas Intermediate ("WTI") oil prices experienced during the first three quarters of 2008. Solana properties also contributed to the overall production levels since acquisition.

Operating expenses for 2008 amounted to $19.2 million, an 83% increase from the prior year. The increase was primarily due to the increased production in Colombia as well as the addition of the post-acquisition operating expenses of Solana which amounted to $3.6 million. However, in 2008, the new fields in Colombia with high production wells and lower operating expenses resulted in operating expenses of $14.46 per boe, a 25% decline from 2007.

In 2008, higher production levels as well as the amortization of $6.9 million related to the recording of Solana's property, plant and equipment at fair value resulted in a 173% increase in ***depletion, depreciation and accretion ("DD&A")*** to $25.7 million. A 12% increase in the average depletion rate to $19.37 per boe in 2008 was primarily due to the significant additions to the proved depletable cost base partially offset by higher proved reserves in Colombia.

General and administrative ("G&A") expenses of $18.6 million for 2008 was 82% higher than 2007 due to increased salaries and benefits and stock-based compensation of $5.5 million mainly as a result of the expanded operations in Colombia and the 2008 option grants, as well as higher corporate stewardship costs including Sarbanes-Oxley compliance requirements and ongoing expenses related to securities registration.

Other expenses of $6.0 million in 2008 represent primarily a foreign exchange loss which resulted from the translation of a deferred tax liability recorded on the purchase of Solana. This deferred tax liability, a monetary liability, is denominated in the local currency of Colombia and as a result, a foreign exchange loss has been calculated on conversion to the U.S. dollar functional currency. Other expenses in 2007 comprised mainly liquidated damages of $7.4 million and financial derivatives losses of $3.0 million. Liquidated damages represented damages payable to stockholders as a result of certain registration statements not becoming effective within the periods specified in the share registration rights agreements for the underlying securities. There were no liquidated damages in 2008. Financial derivative losses represented losses recorded from the costless collar financial derivative contract of crude oil prices entered into pursuant to the terms and conditions of Gran Tierra Energy's credit facility. There were no significant gains or losses related to financial derivative instruments in 2008.

Income tax expense for 2008 amounted to $20.9 million compared to $0.3 million recorded in 2007. The increase resulted primarily from the Colombian operations which generated net income before taxes of $58.5 million in 2008 compared to $11.5 million recorded in 2007. Our Colombian operations claimed incentives in 2008 as a result of increased additional Colombian tax capital investment in producing oil and natural gas properties. These additional tax incentives decrease our current income tax otherwise payable by approximately $3.8 million. The tax expense related to our Colombian operating segment was $22.1 million, offset by a recovery of $1.1 million for our Argentina segment.

Consolidated Results of Operations for the Year Ended December 31, 2007 as compared to the Results for the Year Ended December 31, 2006

For the year ended December 31, 2007, Gran Tierra Energy recorded a net loss of $8.5 million compared to a net loss of $5.8 million recorded in 2006. Increased revenue levels from higher crude oil production and prices were more than offset by higher operating and general and administrative expenses associated with the expanded activity levels as well as increased corporate stewardship costs. The 2007 results were also adversely affected by expenses incurred due to liquidated damages and losses from derivative financial instruments.

Revenue and interest of $32.3 million in 2007 increased 167% from 2006 due to a 111% increase in production of crude oil and NGL to 541,069 barrels and a 30% increase in average price received per barrel of oil to $58.79. The increase in production was due primarily to the inclusion of a full year of Colombian and Argentine production and the commencement of production at the beginning of the third quarter of 2007 from two new discovery wells in Colombia. The 2006 production included Colombian production subsequent to Gran Tierra Energy's acquisition of its Colombian properties in June 2006.

In 2007, ***operating expenses*** increased by 147% to $10.5 million, reflecting the inclusion in 2007 of a full year of Colombian and Argentine operating activities for those properties. Commencement of operations for two new discovery wells in Colombia in the third quarter of 2007 also contributed to the increase in operating costs. On a boe basis, operating expenses increased by 18% to $19.31 per boe mainly due to costs associated with budgeted workover projects undertaken to sustain production.

DD&A for the 2007 fiscal year increased by 130% to $9.4 million mainly due to higher production levels. The depletion rate on a boe basis of $17.36 increased by 10% primarily due to a higher proved depletable cost base in Colombia which more than offset the increase in proved reserve levels.

G&A costs for 2007 increased 46% to $10.2 million. The increase in G&A was due to the inclusion of a full year of business activities related to the acquisition of properties in Colombia and additional properties in Argentina. Higher salaries and benefits and stock-based compensation by $2.8 million as well as increased corporate stewardship costs including Sarbanes-Oxley compliance and securities registration related costs accounted for the majority of the increase. Between the two years, G&A per boe declined by 30% to $18.86 per boe reflecting the increase in production which more than offset the incremental G&A expenses contributed by expanded activity levels.

Other expenses of $10.3 million comprised mainly liquidated damages and losses from derivative instruments. Liquidated damages of $7.4 million (2006—$1.5 million) represent damages payable to stockholders as a result of certain registration statements not becoming effective within the periods specified in the share registration rights agreements for the underlying securities. Financial derivative losses of $3.0 million (2006—nil) represent losses recorded from a costless collar financial derivative contract of crude oil prices entered into pursuant to the terms and conditions of Gran Tierra Energy's credit facility.

The ***income tax expense*** for 2007 decreased to $0.3 million from $0.7 million in 2006. The Colombian operations generated a net income before tax of $11.5 million in 2007, which resulted in a local income tax liability, offset by a 2007 income tax recovery arising from losses of $2.5 million incurred in Argentina. In Colombia, we used available prior period loss carryforwards and Colombian income tax investment incentives, which permitted additional tax deductions associated with capital investment in producing oil and natural gas properties, to decrease our current income tax otherwise payable. In 2006, the Colombia operations generated income before tax of $1.5 million, which resulted in a local income tax liability of $0.8 million, offset by an income tax recovery of $0.1 million arising from losses incurred in Argentina.

Estimated Proved Oil and Gas Reserves

Estimated proved oil and gas reserves, net of royalties, as of December 31, 2008, were 19.2 million barrels of oil, a 200% increase from the estimated proved reserves as at December 31, 2007. The increase resulted from our successful development drilling program in Colombia which led to new discoveries in Costayaco and Juanambu fields and the addition of crude oil reserves associated with the acquisition of Solana. The new discoveries in Colombia contributed approximately 5 million barrels of oil to our reserve base and the acquisition of Solana contributed approximately 8.5 million barrels of oil.

The estimated proved reserves as at December 31, 2007 of 6.4 million barrels of crude oil, increased by 113% compared with 2006 year-end reserve levels mainly due to the successful development drilling program in the Costayaco field in Colombia.

Segmented Results of Operations

Our operations are carried out in Colombia, Argentina and Peru, and we are headquartered in Calgary, Alberta, Canada. Our reportable segments include Colombia, Argentina and Corporate with the latter including the results of our initial activities in Peru. In 2008, Colombia generated 91.4% of our revenues and reflects the operations of Solana for the period from the date of acquisition on November 14, 2008 to December 31, 2008.

Segmented Results of Operations—Colombia

							Year Ended December 31,	
Segmented Results of Operations – Colombia[1] (thousands of U.S. dollars)		2008	% Change		2007	% Change		2006
Revenue	$	103,202	335	$	23,749	259	$	6,612
Interest		995	348		222	–		–
		104,197	335		23,971	263		6,612
Operating expenses		12,117	196		4,097	195		1,387
Depletion, depreciation and accretion		22,199	224		6,850	175		2,494
General and administrative expenses		4,769	181		1,696	89		897
Other		6,622	(4,345)		(156)	(145)		348
		45,707	266		12,487	144		5,126
Segmented income before income taxes	$	58,490	409	$	11,484	673	$	1,486
Production, Net of Royalties								
Oil and NGL's ("bbl")[2]		1,085,198	226		333,157	158		129,209
Natural gas ("mcf")		14,559	–		–	–		–
Total production ("boe")[2][3]		1,085,926	226		333,157	158		129,209
Average Prices								
Oil and NGL's ("per bbl")	$	95.04	33	$	71.28	39	$	51.17
Natural gas ("per mcf")	$	4.93	–	$	–	–	$	–
Segmented Results of Operations ("per boe")								
Revenue	$	95.04	33	$	71.28	39	$	51.17
Interest		0.92	37		0.67	–		–
		95.96	33		71.95	41		51.17
Operating expenses		11.16	(9)		12.30	15		10.73
Depletion, depreciation and accretion		20.44	(1)		20.56	7		19.30
General and administrative expenses		4.39	(14)		5.09	(27)		6.95
Other expenses		6.10	(1,397)		(0.47)	(117)		2.69
		42.09	12		37.48	(6)		39.67
Segmented income before income taxes	$	53.87	56	$	34.47	200	$	11.50

(1) The 2008 results include the operations of Solana subsequent to its acquisition on November 14, 2008.
(2) NGL volumes are converted to boe on a one-to-one basis with oil.
(3) Production represents production volumes adjusted for inventory changes.

Segmented Results of Operations—Colombia for the Year Ended December 31, 2008 compared to the Results for the Year Ended December 31, 2007

For the year ended December 31, 2008, ***income before income taxes*** from Colombia amounted to $58.5 million compared to $11.5 million recorded in 2007, primarily the result of increased production of crude oil and higher net realized prices partially offset by increased operating expenses, DD&A and G&A. On a per barrel basis, the pre-tax income for the current year was $53.87 versus $34.47 recorded in the prior year.

In 2008, ***Production of crude oil and NGL*** increased by 226% to 1,085,198 barrels compared to 333,157 barrels in 2007. These production levels are after government royalties ranging from 8% to 20% and third-party royalties of 2% to 10%.

Gran Tierra Energy's Colombian operating results for 2008 are principally impacted by new oil production resulting from the success of our 2007 exploration program, undertaken in the first half of 2007, where we made two field discoveries, Costayaco in the Chaza block and Juanambu in the Guayuyaco block. Production from these discoveries commenced in the third quarter of 2007 and has increased during 2008 as the result of development drilling, and with the addition of production from the Costayaco—2, 3, 4 and 5 wells during the course of 2008.

Our production is also impacted by political and economic factors in Colombia. In the first quarter of 2008, sections of one of the Ecopetrol pipelines were blown up by guerillas, which temporarily reduced our deliveries to Ecopetrol, resulting in higher than average Colombia crude oil inventories at March 31, 2008. Ecopetrol was able to restore deliveries within one to two weeks of these attacks.

On November 24, 2008, we temporarily suspended production operations in the Costayaco and Juanambu oil fields. This was as a result of a declaration of a state of emergency and force majeure by Ecopetrol, due to a general strike in the region where our operations are located, resulting in higher than average Colombia crude oil inventories at December 31, 2008. On January 12, 2009, crude oil transportation resumed in southern Colombia as a result of the lifting of the strike at the Orito facilities operated by Ecopetrol.

The incremental production volumes from Solana properties from the date of acquisition of November 14, 2008 to December 31, 2008 was 69,747 barrels of oil and 14,559 mcf of natural gas, and it was severely impacted by the general strike affecting its two major producing fields of Costayaco and Juanambu.

Revenue and interest were positively impacted by significantly improved net realized crude oil prices. The average net realized prices for crude oil, which are based on WTI prices, increased by 33% to $95.04 per barrel in 2008. The combination of increased production and higher realized prices resulted in our revenue levels from Colombia in 2008 increasing by 335% to $103.2 million.

Operating expenses increased to $12.1 million from $4.1 million last year. The increased operating expenses resulted from the increase in production, inclusion of post-acquisition operating expenses of Solana which amounted to $3.6 million and the increased cost associated with trucking oil from Costayaco to our pipeline. However, the increased production resulted in a reduction of operating expenses on a per barrel basis to $11.16 compared to $12.30 per barrel incurred last year.

For 2008, ***DD&A*** increased to $22.2 million from $6.9 million recorded in 2007. Increased production levels coupled with a higher depletable cost base including Solana properties, partially offset by higher reserve levels, accounted for the increase in DD&A. The incremental DD&A recorded as a result of Solana's acquisition was $6.9 million. Although our Colombian proved reserves increased significantly in 2007 and 2008 as a result of our successful exploration and development activities, we also invested much of our 2007 and 2008 capital spending on the Colombian development program. Our acquisition of Solana in the fourth quarter of 2008 further increased our proved reserves and our depletable cost base. Thus, the increase in DD&A was due to the significant increases in the depletable basis for the fair value of the Solana proved reserves acquired and future capital expenditures associated with the development of the undeveloped proved reserves at December 31, 2008. These future capital expenditures are for further development well drilling and related infrastructure costs to deliver the increased production volumes from Costayaco. On a per boe basis, the DD&A in Colombia for the current year was $20.44, essentially unchanged from 2007 due to the significant increase in proved reserves offsetting the impact of a higher depletable cost pool.

Higher management and administrative expenses incurred to manage the increased level of development and operating activities resulting from the successful 2007 exploration and 2008 development activities resulted in ***G&A*** expense increasing to $4.8 million in 2008 from $1.7 million incurred in 2007. On a per barrel basis, the G&A expense decreased by 14% to $4.39 for the current year.

Other items in 2008 include a foreign exchange loss of $6.6 million which primarily resulted from the translation of a deferred tax liability recognized on the purchase of Solana. This deferred tax liability, a monetary liability, is denominated in the local currency of the Colombian foreign operations and, as a result, a foreign exchange loss has been calculated on conversion to the U.S. dollar functional currency.

Segmented Results of Operations—Colombia for the Year Ended December 31, 2007 compared to the Results for the Year Ended December 31, 2006

Increased production levels in 2007 as well as higher realized crude oil prices increased ***income before income taxes*** in Colombia by 673% to $11.5 million from $1.5 million in 2006. The improvement in revenue was partially offset by higher costs resulting from expanded activity levels. On a per barrel basis, income before income taxes tripled to $34.47 per boe compared to 2006.

Crude oil and NGL production, after government royalties ranging from 8% to 20% and a third-party 2% overriding royalty, increased by 158% to 333,157 barrels in 2007. The increase in production was due primarily to the inclusion of a full year of Colombian production and the commencement of production at the beginning of the third quarter from the two new discovery wells, one in the Juanambu area of the Guayuyaco block and the other in the Costayaco area of the Chaza block. The 2006 production consisted solely of Colombian production subsequent to Gran Tierra Energy's entry into Colombia through the acquisition of Argosy in June 2006.

Crude oil and NGL revenue, net of royalties, for 2007 increased to $23.7 million, or $71.28 per barrel, compared to $6.6 million, or $51.17 per barrel for 2006. In addition to the increase in production resulting from the new discovery wells and a full year of production from the other areas, revenue increased due to the higher WTI crude oil price in 2007.

A full year of Colombian operating activities and the commencement of operations of the new discovery wells at Juanambu and Costayaco in the third quarter of 2007 resulted in a 195% increase in ***operating expenses*** to $4.1 million in 2007. On a per boe basis the operating costs increased by 15% to $12.30 per boe due to the inclusion of budgeted workover expense carried out mainly in the Guayuyaco block .

In 2007, ***DD&A*** increased 175% to $6.9 million primarily due to the increase in production over the prior year. Gran Tierra Energy invested much of its 2007 capital spending on the Colombia exploration program resulting in a significant increase in the Colombian depletable cost pool. However, the effect of this on depletion was mostly offset by a significant increase in our proved reserves. As a result, our depletion rate increased only by 7% to $20.56 per boe as compared to $19.30 per boe for 2006.

G&A for 2007 increased to $1.7 million from $0.9 incurred in 2006 due to the inclusion of a full year of business activities related to the acquisition of the Argosy properties in Colombia. In 2006, G&A included expenses incurred from the date of acquisition of Argosy on June 21, 2006 to the end of the year.

Capital Program—Colombia

Gran Tierra Energy's focus in 2008 was to develop the Costayaco field to increase our production and reserves, in addition to undertaking additional oil exploration efforts to further define the potential of our acreage in Colombia. In support of this strategy, our capital expenditures in Colombia amounted to $31.7 million in 2008. Included in this amount was $6.8 million in capital expenditures related to the Solana properties subsequent to the acquisition.

During 2008, we drilled five development wells in the Costayaco field for a net cost of $17.8 million: Costayaco-2, which had commenced drilling in December 2007, and Costayaco-3, -4, -5 and -6. Four of these wells, Costayaco-2,-3, -4, and -5 were tested, completed and brought on production in 2008. Costayaco-6 was testing at year end. We also completed a 15-km 8-inch pipeline to connect the Costayaco field to our existing pipeline infrastructure for a net cost of $4.0 million.

In 2008, we also spent $9.9 million on activities on our other blocks including:

- Guayuyaco—We carried out two workovers on the Juanambu-1 producing well.
- Rio Magdalena—We drilled Popa-2 well, which encountered natural gas and natural gas liquids. This well was fully funded by our partners as part of our farm-in agreement.
- Santana—We carried out remedial work on various wells and changed the artificial lift system on one well in the Miraflor field, adding incremental production.
- Mecaya—We acquired 15 kilometers of 2D seismic.
- Azar—We acquired 40 square kilometers of 3D seismic and we performed one well re-entry on the Palmera-1 well, encountering oil.
- Guachiria Norte Block—In November 2008, we drilled an exploration well, Zafiro-1, which was dry.
- Putumayo A&B Technical Evaluation Areas—We conducted 400 kilometers of seismic reprocessing and geologic studies.

The main expenditure of Solana after the acquisition related to the completion of the drilling of the Zafiro-1 well in the Guachiria Norte Block.

During the year ended December 31, 2007, we spent $14.2 million on capital projects. Our focus in 2007 was on exploration drilling and we drilled six wells during the year. We drilled successful wells in the Chaza and Guayuyaco areas and, in March 2007, we drilled the Juanambu-1 well and encountered hydrocarbon shows in four zones. Testing established the presence of a significant oil accumulation. We drilled and tested the Costayaco-1 well, which also indicated a significant accumulation of oil in a number of zones. Consequently, our proved reserves in Colombia substantially increased. We put these wells on production in the third quarter of 2007. We drilled the Juanambu-1 and Costayaco-1 wells and commenced drilling of Costayaco-2 for a net cost of $7.6 million.

We drilled four exploration wells in 2007 which comprised the Laura-1 exploration well in the Talora Block in January 2007, the Caneyes-1 exploration well in the Rio Magdalena Block in February 2007, and the Soyona-1 and Cachapa-1 exploration wells in the Primavera Block in April and March 2007, respectively. These wells were plugged and abandoned. We drilled the Caneyes-1 well at a net cost to us of $1.7 million and the drilling costs for the three other wells were paid by our partners.

During 2007, we incurred costs of $4.9 million on other projects including $1.7 million for completion of a 3D seismic program in Costayaco to optimize positioning of future drilling locations and $1.2 million related to a 2D seismic program in the Rio Magdalena block. We also relinquished ownership of the Primavera block which was acquired as part of Argosy transaction in 2006 and acquired the Putumayo A and B technical evaluation areas.

Capital expenditures for the year ended December 31, 2006 were $47.2 million and were mainly comprised of the acquisition of Argosy. Prior to June 20, 2006, we did not own any oil or gas properties in Colombia. On June 20, 2006, we acquired Argosy and became the operator of nine blocks in Colombia. The Santana, Guayuyaco and Chaza blocks are currently producing. The Rio Magdalena, Talora, Azar and Mecaya blocks are in their exploration phases.

Segmented Results of Operations—Argentina

Segmented Results of Operations - Argentina (thousands of U.S. dollars)	2008	% Change	2007	% Change	2006
					Year Ended December 31,
Revenue	$ 9,603	18	$ 8,104	59	$ 5,109
Interest	23	53	15	–	–
	9,626	19	8,119	59	5,109
Operating expenses	7,027	11	6,327	122	2,846
Depletion, depreciation and accretion	3,390	37	2,477	60	1,551
General and administrative expenses	2,055	21	1,705	52	1,123
Other expenses	311	266	85	–	–
	12,783	21	10,594	92	5,520
Segmented loss before income taxes	$ (3,157)	28	$ (2,475)	502	$ (411)
Production, Net of Royalties					
Oil and NGL's ("bbl")[1]	242,947	17	207,912	63	127,712
Natural gas ("mcf")	–	–	26,631	(36)	41,447
Total production ("boe")[1][2]	242,947	16	209,244	61	129,784
Average Prices					
Oil and NGL's ("per bbl")	$ 39.53	2	$ 38.76	(2)	$ 39.41
Natural gas ("per mcf")	$ –	–	$ 1.69	(7)	$ 1.82
Segmented Results of Operations ("per boe")					
Revenue	$ 39.53	2	$ 38.73	(2)	$ 39.37
Interest	0.09	29	0.07	–	–
	39.62	2	38.80	(1)	39.37
Operating expenses	28.92	(4)	30.24	38	21.93
Depletion, depreciation and accretion	13.95	18	11.84	(1)	11.95
General and administrative expenses	8.46	4	8.15	(6)	8.65
Other expenses	1.28	212	0.41	–	–
	52.61	4	50.64	19	42.53
Segmented loss before income taxes	$ (12.99)	10	$ (11.84)	275	$ (3.16)

(1) Gas volumes are converted to boe at the rate of 20 mcf of gas per barrel of oil based upon the approximate relative values of natural gas and oil. NGL volumes are converted to boe on a one-to-one basis with oil.
(2) Production represents production volumes adjusted for inventory changes.

For the 2008 fiscal year, the results from Argentina reflected a *pre-tax loss* of $3.2 million compared to pre-tax losses of $2.5 million and $0.4 million recorded in fiscal years 2007 and 2006, respectively, due to higher expenses associated with expanded activities which have more than offset the effect of production increases.

Crude oil and NGL production, after 12% royalties, increased to 242,947 barrels in 2008 compared to 207,912 barrels in 2007 and 127,712 barrels in 2006. The increase resulted from the successful completion and testing of Proa-1 exploration well in the Surubi block in the third quarter of 2008 with sales commencing in the fourth quarter as well as the commencement of a full year of Argentine production in 2007 following property acquisitions made in 2006. Commencing in 2008, ***natural gas production*** is used for operating power generation with any excess production sold in the market.

Due to the local regulatory regimes, the average realized price for crude oil and NGL in Argentina for the past three years has been just under $40 per barrel. Currently, the price we receive for production from our Surubi block is $40 per barrel, and it is $33 per barrel for production from other areas. Furthermore, currently all oil and gas producers in Argentina are operating without sales contracts. A new withholding tax regime was introduced in Argentina without specific guidance as to its application. Producers and refiners of oil in Argentina have been unable to determine an agreed sales price for oil deliveries to refineries. Along with most other oil producers in Argentina, we are continuing deliveries to the refineries and are negotiating a price for deliveries made after December 31, 2008. The Provincial Governments have also been hurt by these changes as their effective royalty take has been reduced by the lower sales price. We are working with other oil and gas producers in the area, as well as Refiner S.A. and provincial governments, to lobby the federal government for change.

With regulated crude oil prices, the change in our ***revenues*** over the three-year period has been reflective of changes in our production levels. Revenues of $9.6 million generated in 2008 compare to $8.1 million in 2007 and $5.1 million in 2006.

The increase in ***total expenses*** year-over-year was also attributable to higher production levels as well as expanded operations. ***Operating expenses*** remained fairly constant on a boe basis between 2008 and 2007 but reflected higher workover costs in 2007 compared with 2006. Likewise, the increase in ***DD&A*** over the three-year period was attributable to higher production levels, increased depletable cost pools, offset partially by additional proved reserves. Increases in stock-based compensation, higher consulting costs associated with the expanded operations and the need for increased administration staff and professional costs associated with properties purchased late in 2006 contributed to the increase in ***G&A*** expenses over the three-year period. On a per boe basis, the G&A stayed fairly constant at just under $9.

Capital Program—Argentina

Capital expenditures for the year ended December 31, 2008, amounted to $11.7 million and included drilling of the Proa-1 discovery well on the Surubi block for a net cost of $9.5 million. Proa-1 commenced production in September 2008. The provincial oil company REFSA farmed-in to the block for a 15% working interest, and are paying their share of well costs from their share of production from Proa-1. In 2008, other costs of $1.2 million were incurred primarily on capitalized well workovers, well re-entries, seismic acquisition, and equipment upgrades.

In 2007, we spent $1.7 million including costs of $0.7 million for the completion of the Puesto Climaco-2 sidetrack well in the Vinalar Block which was drilled in December 2006. Capital expenditures also included the acquisition and reprocessing of seismic in several areas and facility upgrades in Parma Largo.

In 2006, Capital expenditures were $14.1 million and were primarily related to the purchase of the El Vinalar and CGC properties, development activity at Palmar Largo, and purchase of office equipment and leasehold improvements.

Segmented Results of Operations—Corporate

Segmented Results of Operations—Corporate (thousands of U.S. dollars)	Year Ended December 31, 2008	% Change	2007	% Change	2006
Interest	$ 206	10	$ 188	(47)	$ 352
Operating expenses	74	48	50	–	–
Depletion, depreciation and accretion	148	68	88	105	43
General and administrative expenses	11,769	72	6,831	37	4,979
Liquidated damages	–	(100)	7,367	382	1,528
Loss (gain) from derivative financial instruments	(193)	(106)	3,040	–	–
Foreign exchange loss (gain)	(698)	9,871	(7)	(130)	23
	11,100	(36)	17,369	164	6,573
Segmented loss before income taxes	$ (10,894)	(37)	$ (17,181)	176	$ (6,221)

In addition to the expenditures associated with the maintenance of Gran Tierra Energy's headquarters in Calgary, Alberta, Canada, and cost of compliance and reporting under the securities regulation, the results of the Corporate Segment include the results of our initial operations in Peru.

G&A Expenses

The increase in G&A expenses over the three-year period was due to higher corporate stewardship costs including Sarbanes-Oxley compliance requirements, securities exchange listing fees in both Canada and the United States, costs related to securities registration and higher stock-based compensation expense due to increased option grants.

Liquidated Damages

Liquidated damages of $7.4 million in fiscal year 2007 relate to liquidated damages payable to Gran Tierra Energy's stockholders as a result of the registration statement for 50 million units sold in the second quarter of 2006 not becoming effective within the period specified in the share registration rights agreements for those securities. This registration statement became effective on May 14, 2007 and no additional liquidated damages were incurred after that time.

Liquidated damages of $1.5 million recorded in 2006 relate to liquidated damages payable to Gran Tierra Energy's stockholders as a result of the registration statements for our securities issued in 2005 and 2006 not becoming effective within the periods specified in the share registration rights agreements for those securities. The amount expensed includes $0.3 million related to 15,047,606 units issued in the fourth quarter of 2005 and first quarter of 2006 and $1.3 million related to 50 million units sold in the second quarter of 2006. We did not have any liquidated damages in 2005.

On June 27, 2007, under the terms of the Registration Rights Agreements, we obtained a sufficient number of consents from the signatories to the agreements waiving our obligation to pay in cash the accrued liquidated damages. We agreed to amend the terms of the warrants issued in the 2006 offering by reducing the exercise price of the warrants from $1.75 to $1.05 and extending the life of the warrants by one year. The amendment to the terms of the warrants was reflected as an increase of $8.6 million in the value of warrants recorded on the consolidated balance sheet and expensed as liquidated damages in the results of operations.

Loss (Gain) from Derivative Financial Instruments

	Year Ended December 31,	
(thousands of U.S. dollars)	2008	2007
Realized financial derivative loss	$ 2,689	$ 391
Unrealized financial derivative (gain) loss	(2,882)	2,649
Financial derivative (gain) loss	$ (193)	$ 3,040

	As at December 31,	
Assets (Liabilities)	2008	2007
Current portion of unrealized financial derivative	$ 233	$ (1,594)
Long-term portion of unrealized financial derivative	–	(1,055)
Unrealized financial derivative	$ 233	$ (2,649)

In accordance with the terms of the credit facility with Standard Bank Plc, in February 2007 we entered into a costless collar financial derivative contract for crude oil based on WTI price, with a floor of $48.00 and a ceiling of $80.00, for a three-year period, for 400 barrels per day from March 2007 to December 2007, 300 barrels per day from January 2008 to December 2008, and 200 barrels per day from January 2009 to February 2010.

For the year ended December 31, 2008, we recorded a gain of $0.2 million due to the significant decrease in WTI crude oil price experienced in the second half of 2008. For the year ended December 31, 2007, we recorded a loss of $3.0 million due to the significant increase in WTI crude oil price experienced throughout 2007.

Foreign Exchange Loss (Gain)

The foreign exchange loss (gain) results from the translation of foreign currency denominated transactions to U.S. dollars.

Capital Program—Corporate

The 2008 capital expenditures of $3.3 million for the Corporate Segment included expenditures of $2.8 million for Peru on our Exploration Blocks 122 and 128. Acquisition of technical data through aeromagnetic-gravity studies began in 2007, and was completed in the first half of 2008, with a total of 20,000 kilometers of data acquired over both blocks. In 2008, we started Environmental Impact Assessments and the community consultation process on both blocks. These projects will be completed in 2009, along with drilling feasibility and geological studies.

In 2007, capital expenditures of $0.7 million were primarily related to Peru and included technical studies of Block 122 and Block 128 and the initiation of an aeromagnetic-gravity survey over both blocks. This program commenced in the fourth quarter of 2007 and was completed in 2008.

We acquired Block 122 and Block 128 in the fourth quarter of 2006, and expenditures in Peru were minimal in 2006.

Fourth Quarter Results

The following table provides an analysis of quarterly financial information (in thousands of dollars except per share amounts) for the three months ended December 31, 2008 compared to the same period in 2007:

Selected Quarterly Financial Information	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007
Revenue and Other Income	$ 19,727	$ 15,972
Expenses	29,540	11,529
Income (Loss) before Income Tax	(9,813)	4,443
Income Tax Expense	2,881	2,281
Net Income (Loss)	(12,694)	2,162
Basic and Diluted Earnings (Loss) per Share	$ (0.07)	$ 0.02

For the three months ended December 31, 2008, Gran Tierra Energy recorded a loss of $12.7 million ($0.07 per share) compared to net income of $2.2 million ($0.02 per share) recorded in the same period last year. The fourth quarter results were adversely affected by the sharp decline of crude oil prices, temporary suspension of production in two major producing fields in Colombia, and the consolidation of Solana expenses effective November 14, 2008 including the amortization of the purchase price adjustment recorded for the fair value of the Solana assets and a foreign exchange loss of $8.1 million mainly resulting from the translation of a deferred tax liability recognized on the purchase of Solana. Furthermore, incremental revenues contributed by Solana were marginal due to the suspension of the production in the fields which represent Solana's major producing properties.

Production of crude oil increased by 72% to 4,074 barrels per day from 2,371 barrels per day in the last quarter of 2007. The positive effect of this increase in production was offset by the sharp decline in crude oil prices. Average prices per barrel of oil declined by 31% to $50.49 from $72.93 realized in the same quarter last year. The fourth quarter production levels in 2008 were also adversely impacted by the temporary suspension of production operations in the Costayaco and Juanambu oil fields on November 24, 2008. This was as a result of a declaration of a state of emergency and force majeure by Ecopetrol, due to a general strike in the Putumayo region where our Costayaco field and our Guayuyaco and Santana producing blocks are located. On January 12, 2009, crude oil transportation resumed in southern Colombia as a result of the lifting of the strike at the Orito facilities operated by Ecopetrol. The suspension also negatively affected the expected incremental contribution of production from Solana's interest in the Costayaco field.

The increase in expenses between the two quarters was associated with the expanded activities of Gran Tierra Energy as well as the additional Solana expenses recorded subsequent to the acquisition of Solana on November 14, 2008. During the shutdown, we incurred costs of maintaining and servicing the facilities acquired from Solana. DD&A expense between the two quarters also increased significantly due to higher production levels and the increased depletion base resulting from recording the fair values of property, plant and equipment acquired from Solana.

Liquidity and Capital Resources

At December 31, 2008, we had cash and cash equivalents of $176.8 million compared to $18.2 million at December 31, 2007 and $24.1 million at December 31, 2006. We believe that our cash position together with our positive cash flow from operations and access to unutilized credit facilities with a borrowing base of $33 million and no debt will provide us with sufficient liquidity to meet our strategic objectives and fund our planned capital program over the course of 2009 and in the near future. In accordance with Gran Tierra Energy's investment policy, cash balances are invested only in United States or Canadian government backed federal, provincial or state securities with the highest credit ratings and short-term liquidity.

Effective February 22, 2007, we entered into a revolving credit facility with Standard Bank Plc. The facility has a three-year term which may be extended by agreement between the parties. The borrowing base is the present value of our petroleum reserves of our subsidiary, Gran Tierra Energy Colombia Ltd., up to maximum of $50 million. The initial borrowing base was $7 million based on mid-2006 reserves and it can be re-determined semi-annually based on reserve evaluation reports. As a result of Standard Bank Plc's review of our mid-year 2007 independent reserve audit, we have received preliminary approval to increase our borrowing base to $20 million; however, we have not pursued this further as the additional credit is not required at this time. The facility includes a letter of credit sub-limit of up to $5 million. Amounts drawn down under the facility bear interest at the Eurodollar rate plus 4%. A stand-by fee of 1% per annum is charged on the undrawn amount of the borrowing base. The facility is secured primarily by the assets of our subsidiary, Gran Tierra Energy Colombia Ltd. Under the terms of the facility, we are required to maintain compliance with specified financial and operating covenants. As at December 31, 2008, Gran Tierra Energy was in full compliance with these terms and conditions. We were required to enter into a derivative instrument for the purpose of obtaining protection against fluctuations in the price of oil in respect of at least 50% of the aggregate net share of Colombian production after royalties for the three-year term of the facility as projected by the September 30, 2006 Independent Reserve Evaluation Report. As of December 31, 2008, no amounts have been drawn-down under this facility.

We acquired Solana, effective November 14, 2008, which has a credit facility with BNP Paribas. The facility has a maturity date of December 20, 2010 and may be extended by agreement between the parties. The borrowing base is currently $26 million, based on the current value of our petroleum reserves of our subsidiary, Solana Petroleum Exploration (Colombia) Ltd., up to a maximum of $100 million. The facility includes a letter of credit sublimit of up to $5 million. Amounts drawn down under the facility bear interest at the Eurodollar rate plus a margin for each quarter dependent on production for the previous quarter as follows: 3.125% for production less than 1,500 barrels of oil per day; 2.875% for production between 1,500 and 3,000 barrels of oil per day; 2.625% for production between 3,000 and 5,000 barrels of oil per day; and 2.375% for production over 5,000 barrels of oil per day. The facility is secured primarily by the assets of Solana Petroleum Exploration (Colombia) Ltd. Under the terms of the facility, we are required to maintain compliance with specified financial and operating covenants. As of December 31, 2008, no amounts have been drawn-down under this facility.

Both Standard Bank Plc and BNP Paribas have provided consent letters with regard to our acquisition of Solana. The letters of consent provided by the banks each contain a number of conditions which effectively limit the time period of the consent to 150 days from the acquisition date of November 14, 2008. We are currently working with both banks to determine the appropriate facility going forward.

The following provides an analysis of our cash in-flows and out-flows during the three-year period ended December 31, 2008:

Cash Flows during the Year Ended December 31, 2008

During the year ended December 31, 2008, our cash and cash equivalents increased by $158.6 million due to positive cash inflows from operations of $109.7 million, from investing activities of $27.1 million and from financing activities of $21.7 million. Net cash provided by operating activities was positively affected by the significant increases in crude oil production and prices as well as collection of receivables assumed as part of the Solana acquisition and an increase in current income taxes payable related to Gran Tierra Energy's taxable position in Colombia.

Cash inflows from investing activities include $81.9 million assumed on the purchase of Solana, net of acquisition costs, offset by $55.2 million in capital expenditures related to our exploration and development and other oilfield related activities, net of the change in non-cash working capital. Cash inflows from financing activities of $21.7 million related to the proceeds from the exercise of warrants and stock options.

Cash Flows during the Year Ended December 31, 2007

During the year ended December 31, 2007, our cash and cash equivalents declined by $5.9 million as a positive cash contribution from operations of $8.8 million was more than offset by funds of $16.0 million (net of changes in non-cash working capital related to capital expenditures) expended in our capital expenditure program relating to our drilling and other oilfield activities primarily in Colombia. Also, the restricted funds of $1.0 million related to the 2006 escrow agreement were released to our treasury.

Cash Flows during the Year Ended December 31, 2006

During the year ended December 31, 2006, our cash and cash equivalents increased by $21.9 million to $24.1 million. A positive contribution from operations of $2.0 million, coupled with $68.1 million raised through financing activities, was partially utilized for investing activities of $48.3 million.

The investing activities comprised $36.9 million related to the purchase of Argosy and $10.3 million (net of changes in non-cash working capital related to capital expenditures) used for our capital expenditure program relating to drilling activities in Colombia, the purchase and development of properties in Argentina, and office equipment and leasehold improvements in both Calgary and Argentina.

Our financing activities comprised proceeds from a series of private placements of securities including $75.0 million, less issue costs of $6.3 million, from the sale of 50 million units of our securities at a price of $1.50 per unit pursuant to four separate Securities Purchase Agreements in June 2006 ("2006 Offering"), $0.6 million from the sale of 762,500 units of our securities in the first quarter of 2006, and proceeds from the exercise of warrants to purchase common stock. However, of the amount raised under the 2006 Offering, $1.3 million was held in escrow at December 31, 2006, and the holders of those units had the right to return the units to us and receive their purchase price back under the terms of the escrow agreement because we were unable to obtain a securities laws exemption for those holders by a specified date. Each unit of securities issued under the 2006 Offering comprised one share of Gran Tierra Energy's common stock and one warrant to purchase one-half of a share of Gran Tierra Energy's common stock at an exercise price of $1.75 for period of five years. In connection with the issuance of these securities, Gran Tierra Energy entered into four separate Registration Rights Agreements with the investors pursuant to which Gran Tierra Energy agreed to register for resale the shares and warrants (and shares issuable pursuant to the warrants) issued to the investors in the offering by November 17, 2006, and if we failed to do so, we would be obligated to pay liquidated damages. For a further discussion of liquidated damages, reference should be made to the discussion and analysis appearing under the caption "Segmented Results of Operations—Corporate" appearing on page 65 of this Report.

Off-Balance Sheet Arrangements

As at December 31, 2008, 2007 and 2006, we had no off-balance sheet arrangements.

Contractual Obligations

Gran Tierra Energy holds three categories of operating leases, namely office, vehicle and housing. We pay monthly costs of $141,998 for office leases, $15,338 for vehicle leases, $9,400 for a compressor and $5,567 for certain employee accommodation leases in Colombia.

Future lease payments and other contractual obligations at December 31, 2008 are as follows:

Contractual Obligations (thousands of U.S. dollars)	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years
Operating leases	$ 5,126	$ 1,754	$ 2,720	$ 609	$ 43
Drilling and completion services	$ 1,104	1,104	–	–	–
Total	$ 6,230	$ 2,858	$ 2,720	$ 609	$ 43

Related Party Transactions

In connection with the Solana acquisition, we acquired additional office space of 4,441 square feet used by Solana as its headquarters in Calgary. The lease payments under the lease are $8,975 per month, and operating and other expenses are approximately $4,000 per month. The lease expires on April 30, 2014. On February 1, 2009, we entered into a sublease for that office space with a company, of which two of Gran Tierra Energy's directors are shareholders and directors. The term of the sublease runs from February 1, 2009 to August 31, 2011, and the sublease payment is $7,050 per month plus approximately $4,000 for operating and other expenses. The terms of the sublease are consistent with current market conditions in the Calgary real estate market.

Outlook

Business Environment

Our revenues have been negatively impacted by the recent decline in crude oil prices. Crude oil prices are volatile and unpredictable and are influenced by concerns about financial markets and the expected adverse impact of the slowing worldwide economy on oil demand growth. However, based on projected production, prices, costs and our current liquidity position, we believe that our current operations and capital expenditure program can be maintained from cash flow from existing operations, cash on hand, and our credit facilities, barring unforeseen events or a further severe downturn in oil and gas prices. Should our operating cash flow decline, we would examine measures such as reducing our capital expenditure program, issuance of debt, or issuance of equity.

The credit markets, including the commercial paper markets in the United States, have recently experienced adverse conditions. Although we have not been materially impacted by these conditions, continuing volatility in the credit markets may increase costs associated with renewing or increasing our credit facilities, or affect our, or third parties we seek to do business with, ability to access those markets.

Our future growth and acquisitions may depend on our ability to raise additional funds through equity and debt markets. Increases in the borrowing base under our credit facilities are dependent on our success in increasing oil and gas reserves and on future oil prices. Additional funds will be provided to us if holders of our warrants to purchase common shares decide to exercise the warrants. Should we be required to raise debt or equity financing to fund capital expenditures or other acquisition and development opportunities, such funding may be affected by the market value of our common stock. If the price of our common stock declines, our ability to utilize our stock to raise capital may be negatively affected. Also, raising funds by issuing stock or other equity securities would further dilute our existing stockholders, and this dilution would be exacerbated by a decline in our stock price. Any securities we issue may have rights, preferences and privileges that are senior to our existing equity securities. Borrowing money may also involve further pledging of some or all of our assets that are not currently pledged under our existing credit facilities.

2009 Work Program and Capital Expenditure Program

Gran Tierra Energy's 2009 work program is intended to create both growth and value in our existing assets through increasing our reserves and production, while retaining the financial flexibility, with a strong cash position and no debt, to pursue acquisition opportunities.

We are seeking to grow production to approximately 20,000 barrels of oil per day, net after royalty, in the second half of 2009, with 19,000 barrels from Colombia and 1,000 barrels from Argentina.

We anticipate the existing pipeline system connecting the Costayaco field to the Orito gathering facilities can accommodate an estimated 15,000 barrels of oil per day gross production from the Costayaco field with new pumps, in addition to crude oil from the other existing producing fields. Trucking capacity can handle an additional 10,000 barrels of oil per day capacity from the Costayaco field. This would accommodate a growth in 2009 production from Costayaco to an estimated 25,000 barrels of oil per day gross in the second half of 2009.

Gran Tierra Energy has planned a 2009 capital spending program of $198 million for exploration and development activities in Colombia, Peru, and Argentina. Planned capital expenditures in Colombia are $178 million, $10 million in Peru, and $10 million in Argentina.

We expect that our committed and discretionary 2009 capital program can be funded from cash flow from operations if WTI oil price averages above $61 per barrel of oil for 2009. If WTI oil price averages between $22 per barrel and $61 per barrel for 2009, we expect to be able to fund these programs from cash flow from operations plus available cash balances.

We will continue to monitor our capital spending during 2009. We have the flexibility to defer or cancel portions of our capital program in response to a drop in WTI from the current levels of approximately $36 to $45 per barrel of oil.

Outlook—Colombia

The bulk of 2009 capital spending in Colombia is scheduled to be dedicated to further developing the Costayaco field in the Chaza block. Four additional development wells are planned, Costayaco-7 through 10. In addition, one water injector well is scheduled to be drilled and three existing well workovers undertaken. New infrastructure construction is planned to continue, including support facilities, crude oil gathering lines, water lines, two pumping stations and storage batteries. In addition to the ongoing Costayaco field development activities, we plan to carry out an active exploration and development program on our other blocks in Colombia, including:

- Drilling a development well, Juanambu-2, in the Guayuyaco block.
- Drilling one exploration well in each of the Chaza, Azar, Mecaya, Rio Magdalena, San Pablo and Catguas blocks.
- Acquiring up to 665 kilometers of seismic.
- Long-term production tests on the Palmera-1 heavy oil discovery in the Azar block and the Popa-2 gas-condensate discovery in the Rio Magdalena block.
- Upgrades to facilities.

During 2009, we expect portions of the Putumayo West A Technical Evaluation Area to be converted to one or more ANH exploration contracts with new seismic acquisition program commitments in 2009. In addition, we expect a portion of the Putumayo West B Technical Evaluation Area to be converted to an exploration license, also with a new seismic acquisition program commitment for 2009.

Outlook—Argentina

Gran Tierra Energy's planned work program for 2009 consists of conducting nine workovers of existing producing wells, facilities upgrades, and 162 km^2 of 3D seismic acquisition in the Chivil and Surubi Blocks.

Outlook—Peru

We have entered the second exploration period of both Blocks 122 and 128 on the eastern flank of the Marañon Basin of northern Peru. We have identified 24 leads based on interpretation of a 20,000 linear kilometer airborne gravity and magnetic survey completed over the blocks in 2008. An environmental impact survey is currently being undertaken in preparation for a 500 kilometer 2D seismic survey expected to be acquired in the fourth quarter of 2009 and into the first quarter of 2010 over the principal leads identified on the two blocks. We expect exploration drilling to take place in the second half of 2010. In addition, a pre-feasibility engineering field development study is scheduled to be undertaken during 2009 to assist with early planning in the event a commercial discovery is made in 2010.

Critical Accounting Policies and Estimates

The preparation of financial statements under generally accepted accounting principles ("GAAP") in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The critical accounting policies used by management in the preparation of our consolidated financial statements are those that are important both to the presentation of our financial condition and results of operations and require significant judgments by management with regards to estimates used. We believe that the assumptions, judgments and estimates involved in the accounting for oil and gas accounting and reserves determination, establishment of fair values of assets and liabilities acquired as part of acquisitions, impairment, asset retirement obligations, goodwill impairment, deferred income taxes, share-based payment arrangements, and warrants have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules which require us to make judgments and estimates, so we consider these to be our critical accounting estimates. Our critical accounting policies and significant judgments and estimates related to those policies are discussed below.

Actual results could differ from these estimates, however, historically, our assumptions, judgments and estimates relative to our critical accounting estimates have not differed materially from actual results.

On a regular basis, we evaluate our assumptions, judgments and estimates. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Oil and Gas Accounting Reserves Determination

We follow the full cost method of accounting for our investment in oil and natural gas properties, as defined by the SEC, as described in note 2 to our annual consolidated financial statements. Full cost accounting depends on the estimated reserves we believe are recoverable from our oil and gas reserves. The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data.

To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we incorporate many factors and assumptions including:

- Expected reservoir characteristics based on geological, geophysical and engineering assessments
- Future production rates based on historical performance and expected future operating and investment activities
- Future oil and gas quality differentials
- Assumed effects of regulation by governmental agencies
- Future development and operating costs

We believe our assumptions are reasonable based on the information available to us at the time we prepare our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Management is responsible for estimating the quantities of proved oil and natural gas reserves and for preparing related disclosures. Estimates and related disclosures are prepared in accordance with SEC requirements and generally accepted industry practices in the United States as prescribed by the Society of Petroleum Engineers. Reserve estimates are audited at least annually by independent qualified reserves consultants.

Our Board of Directors oversees the annual review of our oil and gas reserves and related disclosures. The Board meets with management periodically to review the reserves process, results and related disclosures, and appoints and meets with the independent reserves consultants to review the scope of their work, whether they have had access to sufficient information, the nature and satisfactory resolution of any material differences of opinion, and in the case of the independent reserves consultants, their independence.

Reserves estimates are critical to many of our accounting estimates, including:

- Determining whether or not an exploratory well has found economically producible reserves
- Calculating our unit-of-production depletion rates. Proved reserves estimates are used to determine rates that are applied to each unit-of-production in calculating our depletion expense.
- Assessing, when necessary, our oil and gas assets for impairment. Estimated future cash flows are determined using proved reserves. The critical estimates used to assess impairment, including the impact of changes in reserves estimates, are discussed below.

Oil and Gas Accounting and Impairment

The accounting for and disclosure of oil and gas producing activities requires that we choose between GAAP alternatives. We use the full cost method of accounting for our oil and natural gas operations. Under this method, separate cost centers are maintained for each country in which we incur costs. All costs incurred in the acquisition, exploration and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and overhead related to exploration and development activities) are capitalized. The sum of net capitalized costs and estimated future development costs of oil and natural gas properties for each full cost center are depleted using the units-of-production method. Changes in estimates of proved reserves, future development costs or asset retirement obligations are accounted for prospectively in our depletion calculation.

Investments in unproved properties are not depleted pending the determination of the existence of proved reserves. Unproved properties are assessed periodically to ascertain whether impairment has occurred. Unproved properties, the costs of which are individually significant, are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, these properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized in the appropriate full cost pool.

Companies that use the full cost method of accounting for oil and natural gas exploration and development activities are required to perform a ceiling test calculation each quarter on a country-by-country basis. The ceiling limits these pooled costs to the aggregate of the after-tax, present value, discounted at 10%, of future cash flows attributable to proved reserves, known as the standardized measure, plus the lower of cost or market value of unproved properties less any associated tax effects. Cash flow estimates for our impairment assessments require assumptions about two primary elements: constant prices and reserves. It is difficult to determine and assess the impact of a decrease in our proved reserves on our impairment tests. The relationship between the reserves estimate and the estimated discounted cash flows is complex because of the necessary assumptions that need to be made regarding period end production rates, period end prices and costs. If these capitalized costs exceed the ceiling, we will record a write-down to the extent of such excess as a non-cash charge to earnings. Any such write-down will reduce earnings in the period of occurrence and result in lower DD&A expense in future periods. A write-down may not be reversed in future periods, even though higher oil and natural gas prices may subsequently increase the ceiling. Due to the complexity of the calculation, we are unable to provide a reasonable sensitivity analysis of the impact that a reserves estimate decrease would have on our assessment of impairment. A reduction in oil and natural gas prices and/or estimated quantities of oil and natural gas reserves would reduce the ceiling limitation and could result in a ceiling test write-down.

We assessed our oil and gas properties for impairment as at December 31, 2008, 2007 and 2006 and found no impairment write-downs were required based on our assumptions. Estimates of standardized measure of our future cash flows from proved reserves were based on realized crude oil prices of $44.60 in Colombia and $40 for oil production from the Surubi block in Argentina and $33 for production from all other blocks in Argentina as at December 31, 2008.

The acquisition of Solana, effective November 14, 2008, was accounted for using the purchase method, with Gran Tierra Energy being the acquirer, whereby the Solana assets acquired and liabilities assumed were recorded at their fair values at the acquisition date with the excess of the purchase price over the fair values of the tangible and intangible net assets acquired recorded as goodwill. Calculation of fair values of assets and liabilities, which was done by independent advisors, is subject to estimates which include various assumptions including the extent of proved and unproved reserves of the acquired company as well as the future production and development costs and the future oil and gas prices.

While these estimates of fair value for the various assets acquired and liabilities assumed have no effect on our liquidity or capital resources, they can have an effect on the future results of operations. Generally, the higher the fair value assigned to both oil and gas properties and non-oil and gas properties, the lower future net income will be as a result of higher future depreciation, depletion and accretion expense. Also, a higher fair value assigned to the oil and gas properties, based on higher future estimates of oil and gas prices, will increase the likelihood of a full cost ceiling write down in the event that subsequent oil and gas prices drop below our price forecast that was used to originally determine fair value.

Asset Retirement Obligations

We are required to remove or remedy the effect of our activities on the environment at our present and former operating sites by dismantling and removing production facilities and remediating any damage caused. Estimating our future asset retirement obligations requires us to make estimates and judgments with respect to activities that will occur many years into the future. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known and cannot be reasonably estimated as standards evolve in the countries in which we operate.

We record asset retirement obligations in our consolidated financial statements by discounting the present value of the estimated retirement obligations associated with our oil and gas wells and facilities. In arriving at amounts recorded, we make numerous assumptions and judgments with respect to ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and expected changes in legal, regulatory, environmental and political environments. The asset retirement obligations result in an increase to the carrying cost of our property, plant and equipment. The obligations are accreted with the passage of time. A change in any one of our assumptions could impact our asset retirement obligations, our property, plant and equipment and our net income.

It is difficult to determine the impact of a change in any one of our assumptions. As a result, we are unable to provide a reasonable sensitivity analysis of the impact a change in our assumptions would have on our financial results.

Goodwill

Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired and we test for impairment at least annually. The impairment test requires allocating goodwill and all other assets and liabilities to reporting units. We estimate the fair value of each reporting unit and compare it to the net book value of the reporting unit. If the estimated fair value of the reporting unit is less than the net book value, including goodwill, we write down the goodwill to the implied fair value of the goodwill through a charge to expense. Because quoted market prices are not available for our reporting units, we estimate the fair values of the reporting units based upon estimated future cash flows of the reporting unit. The goodwill on our financial statements was a result of the Solana and Argosy acquisitions, and relates entirely to the Colombia reporting segment.

Deferred Income Taxes

We follow the liability method of accounting for income taxes whereby we recognize deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and tax purposes. We carry on business in several countries and as a result, we are subject to income taxes in numerous jurisdictions. The determination of our income tax provision is inherently complex and we are required to interpret continually changing regulations and make certain judgments. While income tax filings are subject to audits and reassessments, we believe we have made adequate provision for all income tax obligations. However, changes in facts and circumstances as a result of income tax audits, reassessments, jurisprudence and any new legislation may result in an increase or decrease in our provision for income taxes.

To assess the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Share-Based Payment Arrangements

We record share-based payment arrangements in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), "Share-Based Payment", which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statement of Operations.

Under SFAS 123R, share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Compensation expense is recognized using the accelerated method. As share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Under SFAS 123R, we utilized a Black-Scholes option pricing model to measure the fair value of stock options granted to employees. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because (1) our employee stock options have certain characteristics that are significantly different from traded options, and (2) changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123R, using a Black-Scholes option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. We are responsible for determining the assumptions used in estimating the fair value of its share-based payment awards.

Warrants

We follow the fair-value method of accounting for warrants issued to purchase our common stock. The change of $8.6 million in the fair value of warrants issued in the 2006 Offering, arising from the amendment to the terms of the warrants in connection with the settlement of the liability for liquidated damages, was determined using a Black-Scholes warrant pricing model based on a 25% volatility rate, which reflects a typical volatility rate used to value this type of financial instrument.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2 which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. These non-financial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test, asset retirement obligations and non-financial assets acquired and liabilities assumed in a business combination. In October 2008, the FASB also issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. Effective January 1, 2008, Gran Tierra Energy adopted SFAS 157 for financial assets and liabilities. The partial adoption of SFAS 157 for financial assets and liabilities did not have a material impact on Gran Tierra Energy's consolidated financial position, results of operations or cash flows. Beginning January 1, 2009, Gran Tierra Energy will adopt the provisions for non-financial assets and non-financial liabilities that are not required or permitted to be measured at fair value on a recurring basis, which include those measured at fair value in goodwill impairment testing, indefinite-lived intangible assets measured at fair value for impairment assessment, non-financial long-lived assets measured at fair value for impairment assessment, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination. Gran Tierra Energy does not expect the provisions of SFAS 157 related to these items to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the consolidated balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The adoption of SFAS 159 on January 1, 2008 did not impact Gran Tierra Energy's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations", and SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". SFAS 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 160 clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 141 (R) and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited and the provisions are applied prospectively. The adoption of these statements is not expected to have a material effect on Gran Tierra Energy's consolidated financial statements but these changes may affect potential future business combinations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". SFAS 161 requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on Gran Tierra Energy's consolidated financial statements.

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets". FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of this statement is not expected to have a material impact on Gran Tierra Energy's consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The adoption of this statement is not expected to have a material effect Gran Tierra Energy's consolidated financial statements.

In June 2008, the FASB ratified the consensus reached on EITF 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock". EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The adoption of this EITF is not expected to have a material effect on Gran Tierra Energy's consolidated financial statements.

In December 2008, the SEC released Final Rule, *Modernization of Oil and Gas Reporting* to revise the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances. The new disclosure requirements include provisions that permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to (a) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor, (b) file reports when a third-party is relied upon to prepare reserves estimates or conducts a reserve audit and (c) report oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices. The provisions of this final ruling is effective for disclosures in Gran Tierra Energy's Annual Report on Form 10-K for the year ended December 31, 2009. Early adoption is not permitted. Gran Tierra Energy is currently assessing the impact that the adoption will have on the Company's disclosures, operating results, financial position and cash flows.

Quantitative and Qualitative Disclosure about Market Risk

Our principal market risk relates to oil prices. We have not hedged these risks in the past. Essentially 100% of our revenues are from oil sales at prices which are defined by contract relative to West Texas Intermediate and adjusted for transportation and quality for each month. In Argentina, a further discount factor which is related to a tax on oil exports establishes a common pricing mechanism for all oil produced in the country, regardless of its destination.

In accordance with the terms of the credit facility with Standard Bank Plc, which we entered into on February 28, 2007, we entered into a costless collar financial derivative contract for crude oil based on West Texas Intermediate ("WTI") price, with a floor of $48.00 and a ceiling of $80.00, for a three-year period, for 400 barrels per day from March 2007 to December 2007, 300 barrels per day from January 2008 to December 2008, and 200 barrels per day from January 2009 to February 2010. At December 31, 2008, the value of this costless collar was $233,000 . A hypothetical 10% increase in WTI price on December 31, 2008 would cause the value to decrease by approximately $229,000, and a hypothetical 10% decrease in WTI price on December 31, 2008 would cause the value to increase by approximately $345,000.

We consider our exposure to interest rate risk to be immaterial. Interest rate exposures relate entirely to our investment portfolio, as we do not have short-term or long-term debt. However, if we draw down amounts under our credit facilities with Standard Bank Plc or BNP Paribas, we will incur interest rate risk with respect to the amounts drawn down and outstanding. Our investment objectives are focused on preservation of principal and liquidity. By policy, we manage our exposure to market risks by limiting investments to high quality bank issuers at overnight rates, or government securities of the United States or Canadian federal governments such as Guaranteed Investment Certificates or Treasury Bills. We do not hold any of these investments for trading purposes. We do not hold equity investments.

Foreign currency risk is a factor for our Company but is ameliorated to a large degree by the nature of expenditures and revenues in the countries where we operate. We have not engaged in any formal hedging activity with regard to foreign currency risk. Our reporting currency is U.S. dollars and essentially 100% of our revenues are related to the U.S. price of West Texas intermediate oil. In Colombia, we receive 75% of oil revenues in U.S. dollars and 25% in Colombian pesos at current exchange rates. The majority of our capital expenditures in Colombia are in U.S. dollars and the majority of local office costs are in local currency. As a result, the 75%/25% allocation between U.S. dollar and peso denominated revenues is approximately balanced between U.S. and peso expenditures, providing a natural currency hedge. In Argentina, reference prices for oil are in U.S. dollars and revenues are received in Argentine pesos according to current exchange rates. The majority of capital expenditures within Argentina have been in U.S. dollars with local office costs generally in pesos. While we operate in South America exclusively, the majority of our spending since our inauguration has been for acquisitions. The majority of these acquisition expenditures have been valued and paid in U.S. dollars.

Financial Statements and Supplementary Data

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Gran Tierra Energy Inc.

We have audited the accompanying consolidated balance sheets of Gran Tierra Energy Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations and retained earnings (accumulated deficit), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gran Tierra Energy Inc. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 24, 2009

Consolidated Statements of Operations and Retained Earnings (Accumulated Deficit)

For the Years ended December 31, 2008, 2007 and 2006		Year Ended December 31,	
(thousands of U.S. dollars, except share and per share amounts)	2008	2007	2006
REVENUE AND OTHER INCOME			
Oil and natural gas sales	$ 112,805	$ 31,853	$ 11,721
Interest	1,224	425	352
	114,029	32,278	12,073
EXPENSES			
Operating	19,218	10,474	4,233
Depletion, depreciation and accretion	25,737	9,415	4,088
General and administrative	18,593	10,232	6,999
Liquidated damages (Note 6)	–	7,367	1,528
Derivative financial instruments (gain) loss (Note 11)	(193)	3,040	–
Foreign exchange (gain) loss	6,235	(78)	371
	69,590	40,450	17,219
INCOME (LOSS) BEFORE INCOME TAXES	44,439	(8,172)	(5,146)
Income taxes (Note 8)	(20,944)	(295)	(678)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	23,495	(8,467)	(5,824)
ACCUMULATED DEFICIT, BEGINNING OF YEAR	(16,511)	(8,044)	(2,220)
RETAINED EARNINGS (ACCUMULATED DEFICIT), END OF YEAR	$ 6,984	$ (16,511)	$ (8,044)
NET INCOME (LOSS) PER SHARE — BASIC	$ 0.19	$ (0.09)	$ (0.08)
NET INCOME (LOSS) PER SHARE —DILUTED	$ 0.16	$ (0.09)	$ (0.08)
WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC (Note 6)	123,421,898	95,096,311	72,443,501
WEIGHTED AVERAGE SHARES OUTSTANDING—DILUTED (Note 6)	143,194,590	95,096,311	72,443,501

See notes to the consolidated financial statements.

Consolidated Balance Sheets

As at December 31, 2008 and 2007		As at December 31,
(thousands of U.S. dollars)	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 176,754	$ 18,189
Accounts receivable	7,905	10,695
Inventory	999	787
Taxes receivable	5,789	1,177
Prepaids	1,103	442
Derivative financial instruments (Note 11)	233	–
Deferred tax asset (Note 8)	2,262	220
Total Current Assets	195,045	31,510
Oil and Gas Properties (using the full cost method of accounting)		
Proved	380,855	44,292
Unproved	384,195	18,910
Total Oil and Gas Properties	765,050	63,202
Other Assets	2,502	716
Total Property, Plant and Equipment (Note 5)	767,552	63,918
Long-Term Assets		
Deferred tax asset (Note 8)	10,131	1,839
Taxes receivable	–	525
Other long-term assets	1,315	–
Goodwill (Note 3)	98,582	15,005
Total Long-Term Assets	110,028	17,369
Total Assets	$ 1,072,625	$ 112,797
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable (Note 9)	$ 21,134	$ 11,327
Accrued liabilities (Note 9)	12,841	6,139
Derivative financial instruments (Note 11)	–	1,594
Current taxes payable	28,163	3,284
Deferred tax liability (Note 8)	100	1,108
Total Current Liabilities	62,238	23,452
Long-term liabilities	40	132
Deferred tax liability (Note 8)	213,093	9,235
Deferred remittance tax (Note 8)	1,077	1,332
Derivative financial instruments (Note 11)	–	1,055
Asset retirement obligation (Note 7)	4,251	799
Total Long-Term Liabilities	218,461	12,553
Commitments and Contingencies (Note 10)		
Subsequent Events (Note 13)		
Shareholders' Equity		
Common shares (Note 6)	226	95
(190,248,384 and 80,389,676 common shares and 48,238,269 and 14,787,303 exchangeable shares, par value $0.001 per share, issued and outstanding as at December 31, 2008 and 2007, respectively)		
Additional paid-in capital	753,236	72,458
Warrants	31,480	20,750
Retained earnings (accumulated deficit)	6,984	(16,511)
Total Shareholders' Equity	791,926	76,792
Total Liabilities and Shareholders' Equity	$ 1,072,625	$ 112,797

See notes to the consolidated financial statements.

Consolidated Statements of Cash Flow

For the Years ended December 31, 2008, 2007 and 2006		Year Ended December 31,	
(thousands of U.S. dollars)	2008	2007	2006
Operating Activities			
Net income (loss)	$ 23,495	$ (8,467)	$ (5,824)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depletion, depreciation and accretion	25,737	9,415	4,088
Deferred taxes	(6,418)	185	893
Stock-based compensation	2,520	810	260
Liquidated damages	–	5,839	1,528
Unrealized foreign exchange loss	6,985	–	–
Unrealized (gain) loss on financial instruments	(2,882)	2,649	–
Net changes in non-cash working capital			
Accounts receivable	34,943	(5,604)	(4,280)
Inventory	(107)	25	(364)
Prepaids	261	234	(634)
Accounts payable and accrued liabilities	10,697	2,807	6,639
Taxes receivable and payable	14,840	869	(296)
Settlement of asset retirement obligations (Note 7)	(334)	–	–
Net cash provided by operating activities	109,737	8,762	2,010
Investing Activities			
Restricted cash	–	1,010	(1,020)
Oil and gas property expenditures	(55,217)	(15,976)	(10,274)
Cash acquired on acquisition net of acquisition costs (Note 3)	81,912	–	(36,912)
Long-term assets and liabilities	446	(427)	–
Net cash provided by (used in) investing activities	27,141	(15,393)	(48,206)
Financing Activities			
Restricted cash	–	–	(1,281)
Proceeds from issuance of common stock	21,687	719	69,357
Net cash provided by financing activities	21,687	719	68,076
Net (decrease) increase in cash and cash equivalents	158,565	(5,912)	21,880
Cash and cash equivalents, beginning of year	18,189	24,101	2,221
Cash and cash equivalents, end of year	$ 176,754	$ 18,189	$ 24,101
Cash	$ 110,688	$ 18,189	$ 24,101
Term deposits	66,066	–	–
Cash and cash equivalents, end of year	$ 176,754	$ 18,189	$ 24,101
Supplemental cash flow disclosures:			
Cash paid for interest	$ –	$ 80	$ 104
Cash paid for taxes	$ 11,587	$ 116	$ 741
Non-cash investing activities:			
Non-cash working capital related to capital additions	$ 11,096	$ 8,259	$ 8,026

See notes to the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years ended December 31, 2008, 2007 and 2006

(thousands of U.S. dollars)	2008	2007	2006
		Year Ended December 31,	
Share Capital			
Balance, beginning of year	$ 95	$ 95	$ 43
Issue of common shares	131	1	52
Cancelled common shares	–	(1)	–
Balance, end of year	226	95	95
Additional Paid-in Capital			
Balance, beginning of year	72,458	71,311	11,807
Cancelled common shares	–	(1,086)	–
Issue of common shares	663,405	719	59,191
Issue of stock options in a business combination (Note 3)	1,345	–	–
Exercise of warrants	12,864	513	53
Exercise of stock options	72	–	–
Stock-based compensation expense	3,092	1,001	260
Balance, end of year	753,236	72,458	71,311
Warrants			
Balance, beginning of year	20,750	12,832	1,408
Cancelled warrants	–	(233)	–
Issue of warrants (Note 3)	23,594	8,625	11,477
Exercise of warrants	(12,864)	(474)	(53)
Balance, end of year	31,480	20,750	12,832
Retained Earnings (Accumulated Deficit)			
Balance, beginning of year	(16,511)	(8,044)	(2,220)
Net income (loss)	23,495	(8,467)	(5,824)
Balance end of year	6,984	(16,511)	(8,044)
Total Shareholders' Equity	$ 791,926	$ 76,792	$ 76,194

See notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006
(expressed in U.S. dollars, unless otherwise stated)

1. Description of Business

Gran Tierra Energy Inc., a Nevada corporation (the "Company" or "Gran Tierra Energy") is a publicly traded oil and gas company engaged in acquisition, exploration, development and production of oil and natural gas properties. The Company's principal business activities are in Colombia, Argentina and Peru.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period. The Company believes that the information and disclosures presented are adequate to ensure the information presented is not misleading.

Significant accounting policies are:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and changes from those estimates are recorded when known. Oil and natural gas reserves and related present value of future cash flows, impairment assessments, stock option expense, income taxes, asset retirement obligation, derivative financial instrument valuation, legal and environmental risks and exposures and any assumptions associated with valuation of oil and gas properties are all subject to estimation in the Company's financial results.

Foreign currency translation

The functional currency of the Company, including its subsidiaries in Colombia, Argentina and Peru, is the United States dollar. Monetary items are translated into the reporting currency at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated in a manner that produces substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation or amortization of assets is translated at the historical exchange rates similar to the assets to which they relate.

Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidated statement of operations and retained earnings (accumulated deficit).

Fair value of financial instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and derivatives. The fair values of these financial instruments approximate their carrying values due to their immediate or short-term nature.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted cash

During the second quarter of 2007, investors holding 948,853 units exercised their right to have Gran Tierra Energy return to them their purchase price for the securities held in escrow. Funds of $1.3 million, held in escrow by the Bank of America were refunded to the investors in June 2007, and the securities were cancelled by the Company. No other investors have the right to cause the Company to return their purchase price for securities. During the first quarter of 2007, the $1.0 million held as a letter of credit for work commitments in Peru was returned to Gran Tierra Energy. Export Development Canada put a guarantee in place on the Company's behalf which resulted in the return of the restricted cash.

Allowance for doubtful accounts

The Company estimates losses on receivables based on known uncollectible accounts, if any, and historical experience of losses incurred. The allowance for doubtful receivables was $0.4 million and nil at December 31, 2008 and 2007, respectively.

Inventory

Inventory consists of crude oil in tanks and supplies. Crude oil in tanks is valued at the lower of cost or market value. Supplies are valued at cost. The cost of inventory is determined using the weighted average method. Crude oil inventories include expenditures incurred to produce, upgrade and transport the product to the storage facilities. Crude oil inventories at December 31, 2008 and 2007 were $0.8 million and $0.4 million, respectively. Supplies at December 31, 2008 and 2007 were $0.2 and $0.4 million, respectively.

Oil and gas properties

The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Separate cost centers are maintained for each country in which the Company incurs costs. Under this method, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. Costs associated with production and general corporate activities, however, are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and natural gas properties. Unless a significant portion of the Company's proved reserve quantities in a particular country are sold (25% or greater), proceeds from the sale of oil and natural gas properties are accounted for as a reduction to capitalized costs, and gains and losses are not recognized.

The Company computes depletion of oil and natural gas properties on a quarterly basis using the unit-of-production method based upon production and estimates of proved reserve quantities. Unproved properties are excluded from the amortizable base until evaluated. The cost of exploratory dry wells is transferred to proved properties and thus subject to amortization immediately upon determination that a well is dry in those countries where proved reserves exist. Future development costs are added to the amortizable base.

In countries where the Company has not recorded proved reserves, all costs associated with a property are considered quarterly for impairment upon full evaluation of such prospect or play. This evaluation considers, among other factors, seismic data, requirements to relinquish acreage, drilling results, remaining time in the commitment period, remaining capital plans, and political, economic, and market conditions. In exploration areas, related geological and geophysical ("G&G") costs are capitalized in unproved property and evaluated as part of the total capitalized costs associated with a property. G&G costs related to development projects are recorded in proved properties and therefore subject to amortization as incurred.

The Company performs a ceiling test calculation each quarter in accordance with the Securities Exchange Commission ("SEC") Regulation S-X Rule 4-10. In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and natural gas properties, net of accumulated depletion and deferred income taxes, to the estimated future net cash flows from proved oil and natural gas reserves discounted at ten percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged as additional depletion expense. The Company calculates future net cash flows by applying end-of-the-period prices except in those instances where future natural gas or oil sales are covered by physical contract terms providing for higher or lower amounts.

Unproved properties are assessed quarterly for possible impairments. If impairment has occurred, the impairment is transferred to proved properties. For prospects where a reserve base has not yet been established, the impairment is charged to earnings.

Asset retirement obligations

The Company provides for future asset retirement obligations on its oil and natural gas properties based on estimates established by current legislation. The asset retirement obligation is initially measured at fair value and capitalized to capital assets as an asset retirement cost. The asset retirement obligation accretes until the time the asset retirement obligation is expected to settle while the asset retirement cost is amortized over the useful life of the underlying capital assets.

The amortization of the asset retirement cost and the accretion of the asset retirement obligation are included in depletion, depreciation and accretion. Actual asset retirement costs are recorded against the obligation when incurred. Any difference between the recorded asset retirement obligations and the actual retirement costs incurred is recorded as a gain or loss in the period of settlement.

Other assets

Other assets, including additions and replacements, are recorded at cost upon acquisition and include furniture and fixtures, computer equipment, automobiles and assets under capital leases. The cost of repairs and maintenance is charged to expense as incurred. Depreciation related to assets under capital leases is recorded as part of depletion, depreciation and accretion ("DD&A") in the consolidated statement of operations. Depreciation is provided using the declining-balance-basis at a 30% annual rate for computer equipment, furniture and fixtures and automobiles.

Revenue recognition

Revenue from the production of crude oil and natural gas is recognized when title passes to the customer and when collection of the revenue is reasonably assured. For the Company's Colombian operations, Gran Tierra Energy's customers take title when the crude oil is transferred to their pipeline. In Argentina, Gran Tierra Energy transports product from the field to the customer's refinery by truck. Revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

Goodwill

Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired and is tested for impairment at least annually unless business events indicate an impairment test is required. The impairment test requires allocating goodwill and all other assets and liabilities to assigned reporting units. The fair value of each reporting unit is estimated and compared to the net book value of the reporting unit. If the estimated fair value of the reporting unit is less than the net book value, including goodwill, then the goodwill is written down to the implied fair value of the goodwill through a charge to expense. Because quoted market prices are not available for the Company's reporting units, the fair values of the reporting units are estimated based upon estimated future cash flows of the reporting unit. The goodwill on the Company's financial statements was a result of the acquisitions of Solana Resources Limited ("Solana") and Argosy Energy International L.P. ("Argosy "), and relates entirely to the Colombia reporting segment. The Company performed annual impairment tests of goodwill at December 31, 2008 and 2007. Based on these assessments, no impairment of goodwill was identified.

Income taxes

Deferred income taxes are recognized using the liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax base, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. Valuation allowances are provided if, after considering available evidence, it is not more likely than not that some or all of the deferred tax assets will be realized.

The evaluation of a tax position in accordance with FIN 48 (FASB Interpretation Number 48) *Accounting for Uncertainty in Income Taxes* with respect to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109 *Accounting for Income Taxes* is a two-step process. The first step is recognition: The Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% of being realized upon settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statement of operations. This is an accounting policy election made by the Company that is a continuation of the Company's historical policy and will continue to be consistently applied in the future.

Income (loss) per share

Basic income (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the year divided by the weighted average number of common shares issued and outstanding during the period. The diluted income (loss) per share calculation is based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period. At December 31, 2008, 2007 and 2006, 100,000, 5,724,168 and 2,700,000 options to purchase common shares and warrants to purchase nil, 33,917,536 and 35,156,915 common shares, respectively, were excluded from the diluted loss per share calculation as the instruments were anti-dilutive.

Stock-based compensation

The Company follows the fair-value method of accounting for stock options granted to directors, officers and employees pursuant to FASB SFAS No. 123 (Revised). Stock-based compensation expense is included as part of oil and natural gas properties, operating and general and administrative expenses with a corresponding increase to contributed surplus. Compensation expense for options granted is based on the estimated fair value at the time of grant and the expense is recognized over the requisite service period of the option.

Accounting for oil and gas derivative instruments

The Company follows the provisions of SFAS No.133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133"). SFAS 133 requires the accounting recognition of all derivative instruments as either assets or liabilities at fair value. Under the provisions of SFAS 133, the Company may or may not elect to designate a derivative instrument as a hedge against changes in the fair value of an asset or a liability (a "fair value hedge") or against exposure to variability in expected future cash flows (a "cash flow hedge"). The accounting treatment for the changes in fair value of a derivative instrument is dependent upon whether or not a derivative instrument is a cash flow hedge or a fair value hedge, and upon whether or not the derivative is designated as a hedge as noted above. Changes in fair value of a derivative instrument designated as a cash flow hedge are recognized, to the extent the hedge is effective, in other comprehensive income until the hedged item is recognized in earnings. Changes in the fair value of a derivative instrument designated as a fair value hedge are recognized in the consolidated statement of operations along with the changes in fair value of the hedged item attributable to the hedged risk. Where hedge accounting is not elected or if a derivative instrument does not qualify as either a fair value hedge or a cash flow hedge, changes in fair value are recognized in earnings as derivative financial instrument gain or loss. The Company's derivative instruments currently do not qualify as either a fair value hedge or a cash flow hedge.

Warrants

Upon issuance, the Company records warrants issued to purchase its common stock at fair-value; subsequently, the warrants are carried at amortized cost. The Company determines the fair value of warrants issued by using the Black-Scholes option pricing model. The change of $8.6 million in the fair value of warrants issued in the 2006 Offering, arising from the amendment to the terms of the warrants in connection with the settlement of the liability for liquidated damages, was determined using the Black-Scholes option pricing model. Warrants were assumed on the acquisition of Solana and their fair value of $23.6 million was recorded as part of the consideration paid for the acquisition (Note 3).

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2 which delayed the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. These non-financial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test, asset retirement obligations and non-financial assets acquired and liabilities assumed in a business combination. In October 2008, the FASB also issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. Effective January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities. The partial adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. See Note 11 for information and related disclosures. Beginning January 1, 2009, the Company will adopt the provisions for non-financial assets and non-financial liabilities that are not required or permitted to be measured at fair value on a recurring basis, which include those measured at fair value in goodwill impairment testing, indefinite-lived intangible assets measured at fair value for impairment assessment, non-financial long-lived assets measured at fair value for impairment assessment, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination. The Company does not expect the provisions of SFAS 157 related to these items to have a material impact on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish on the face of the consolidated balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The adoption of SFAS 159 on January 1, 2008 did not impact the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations", and SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". SFAS 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 160 clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 141 (R) and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited and the provisions are applied prospectively. The adoption of these statements is not expected to have a material effect on the Company's consolidated financial statements but these changes may affect potential future business combinations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". SFAS 161 requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets". FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In June 2008, the FASB ratified the consensus reached on EITF 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock". EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The adoption of this EITF is not expected to have a material effect on the Company's consolidated financial statements.

In December 2008, the SEC released Final Rule, Modernization of Oil and Gas Reporting to revise the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances. The new disclosure requirements include provisions that permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to (a) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor, (b) file reports when a third-party is relied upon to prepare reserves estimates or conducts a reserve audit and (c) report oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices. The provisions of this final ruling are effective for disclosures in Gran Tierra Energy's Annual Report on Form 10-K for the year ended December 31, 2009. Early adoption is not permitted. Gran Tierra Energy is currently assessing the impact that the adoption will have on the Company's disclosures, operating results, financial position and cash flows.

3. Business Combinations

Solana Resources Limited

On July 29, 2008, Gran Tierra Energy announced that it had entered into an agreement providing for the business combination of Gran Tierra Energy and Solana. Under the terms of the agreement with Solana, each Solana shareholder would receive, for each Solana common share held, either: (1) 0.9527918 of a share of Gran Tierra Energy common stock; or (2) 0.9527918 of a common share of a Canadian subsidiary of Gran Tierra Energy. The exchangeable shares: (a) would have the same voting rights, dividend entitlements and other attributes as Gran Tierra Energy common stock; (b) would be exchangeable, at each stockholder's option, on a one-for-one basis into Gran Tierra Energy common stock; and (c) subject to compliance with the listing requirements of the Toronto Stock Exchange, would be listed on the Toronto Stock Exchange. Exchangeable shares would automatically be exchanged for Gran Tierra Energy common stock five years from closing, and in certain other events. The arrangement would also result in Solana optionholders and Solana warrantholders receiving either Solana common shares pursuant to a cashless exercise of their options or warrants or cash payments, in both cases based on the above exchange ratio. In addition, certain Solana options might be exchanged for options of Gran Tierra Energy, and holders of Solana warrants might elect to continue to hold their warrants, which would be exercisable into shares of common stock of Gran Tierra Energy pursuant to the terms of such warrants.

The transaction was completed November 14, 2008 pursuant to a plan of arrangement in accordance with the Business Corporations Act (Alberta). Upon completion of the transaction, Solana became an indirect wholly-owned subsidiary of Gran Tierra Energy. On a diluted basis, upon the closing of the plan of arrangement, Solana security holders owned approximately 49% of the combined company and Gran Tierra Energy security holders owned approximately 51% of the combined company.

The acquisition was accounted for using the purchase method, with Gran Tierra Energy being the acquirer, whereby the Solana assets acquired and liabilities assumed are recorded at their fair values at the acquisition date of November 14, 2008 and the results of Solana have been consolidated with those of Gran Tierra Energy from that date. The fair value of Gran Tierra Energy's shares was determined as the weighted average closing price of the common shares of Gran Tierra Energy for the five-day period around the announcement date of July 29, 2008, being two days prior to and after the acquisition was agreed to and announced, and the announcement date. The fair value of each exchangeable share issued is equal to the fair value of a common share of Gran Tierra Energy.

Under the terms of the acquisition, Gran Tierra Energy acquired all of the issued and outstanding common shares of Solana in exchange for 120,620,967 shares, comprised of 51,516,332 Gran Tierra Energy common shares and 69,104,635 exchangeable shares of Gran Tierra Exchangeco Inc., a wholly-owned subsidiary of Gran Tierra Energy. In accordance with the provisions of the agreement, 490,001 Solana stock options were exchanged for 466,869 Gran Tierra Energy stock options. Also, 7,500,000 Solana warrants were assumed on the date of the acquisition and are exchangeable for 7,145,938 Gran Tierra Energy common shares. The fair value of the options and warrants was included as part of the consideration for this acquisition and was determined based on market price over a five-day period before and after the announcement date using the Black-Scholes option pricing model with the following assumptions:

Warrants

Exercise price (Canadian dollars per warrant)	$2.00
Risk-free interest rate	2.28%
Expected life	1.7 years
Volatility	75%
Expected annual dividend per share	Nil
Fair value per warrant	$3.39

Stock Options

Exercise price (Canadian dollars per stock option)	$2.36-$4.33
Risk-free interest rate	2.28%
Expected life	1.3-4.8 years
Volatility	71%—75%
Expected annual dividend per share	Nil
Weighted average fair value per option	$2.75

Based on the conditions existing at the completion date, November 14, 2008, the fair value of the Solana warrants, as determined by Gran Tierra Energy, exceeded the fair value of the Solana warrants, as determined by Solana, by approximately $0.6 million, and was recorded by Gran Tierra Energy immediately as compensation expense and reported as part of general and administrative expenses.

On November 14, 2008 and prior to the November 15, 2008 deadline, as contractually agreed, Gran Tierra Energy issued 2 million common shares to acquire the participating interest in Solana's properties that, under the Colombian Participation Agreement entered into in 2006 with Crosby Capital LLC ("Crosby") as part of the acquisition of Argosy, would otherwise accrue to the former owners of Argosy. The ascribed value of common shares issued has been included in the purchase consideration for the acquisition as the completion of the acquisition was dependent on the successful acquisition of this participating interest. The shares were issued in a private placement, subject to a registration rights agreement, and were registered with the SEC in February 2009.

The following table shows the allocation of the purchase price based on the fair values of the assets and liabilities acquired:

(thousands of U.S. dollars)		
Purchase Price:		
Common Shares/Exchangeable Shares issued net of share issue costs	$	631,451
Warrants		23,594
Stock options		1,345
Two million common shares issued under Colombian Participation Agreement		10,470
Transaction costs		4,938
	$	671,798
Purchase Price Allocated:		
Oil and Gas Properties		
Proved	$	320,773
Unproved		360,493
Other assets		741
Other long-term assets		1,329
Goodwill[1]		83,577
Net working capital (including cash acquired)		99,727
Asset retirement obligations		(3,148)
Deferred income taxes		(191,694)
	$	671,798

(1) Goodwill is not deductible for tax purposes and is subject to annual impairment test.

The unaudited pro forma results for the years ended December 31, 2008 and December 31, 2007 are shown below, as if the acquisition had occurred on January 1, 2008 and January 1, 2007, respectively. Pro forma results are not indicative of actual results or future performance.

	Year ended December 31,			
(unaudited, thousands of U.S. dollars except per share amounts)		2008		2007
Oil and natural gas sales and interest	$	221,043	$	51,664
Net income (loss)	$	66,886	$	(22,315)
Net income (loss) per share—basic	$	0.29	$	(0.10)
Net income (loss) per share—diluted	$	0.25	$	(0.10)

Argosy Energy International

Gran Tierra Energy entered into a Securities Purchase Agreement dated May 25, 2006 with Crosby to acquire all of the limited partnership interests of Argosy and all of the issued and outstanding capital stock of Argosy Energy Corp. On June 20, 2006, Gran Tierra Energy closed the Argosy acquisition and paid consideration to Crosby consisting of $37.5 million cash, 870,647 shares of the Company's common stock and overriding and net profit interests in certain of Argosy's assets valued at $1 million. The value of the overriding and net profit interests was based on the present value of expected future cash flows. All of Argosy's assets are in Colombia.

The acquisition has been accounted for using the purchase method, and the results of Argosy have been consolidated with Gran Tierra Energy from June 20, 2006. The following table shows the allocation of the purchase price based on the fair values of the assets and liabilities acquired:

(thousands of U.S. dollars)		
Purchase Price:		
Cash paid (net of cash acquired)	$	36,414
Common shares issued		1,306
Transaction costs		498
	$	38,218
Purchase Price Allocated:		
Oil and natural gas assets	$	32,553
Goodwill[1]		15,005
Accounts receivable		5,362
Inventories[2]		567
Long-term investments		7
Accounts payable and accrued liabilities		(6,085)
Long-term liabilities		(50)
Deferred tax liabilities		(9,141)
	$	38,218

(1) Goodwill is not deductible for tax purposes and is subject to an annual impairment test.
(2) Inventory was comprised of $0.5 million supplies and $0.1 million of oil inventory.

The unaudited pro forma results for the period ended December 31, 2006 are shown below, as if the acquisition had occurred on January 1, 2006. Pro forma results are not indicative of actual results or future performance.

(unaudited, thousands of U.S. dollars except per share amounts)		Year ended December 31, 2006
Oil and natural gas sales and interest	$	18,775
Net income	$	294
Net income per common share—basic	$	0.01
Net income per common share—diluted	$	0.01

4. Segment and Geographic Reporting

The Company's reportable operating segments are Colombia and Argentina based on a geographic organization. The Company is primarily engaged in the exploration and production of oil and natural gas. Peru is not a reportable segment because the level of activity on these land holdings is insignificant at this time and is included as part of the Corporate segment. The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from oil and natural gas operations before price risk management and income taxes.

The Solana assets were purchased November 14, 2008 (Note 3), therefore the Colombia and Corporate segments contain the results of its operations from that date forward.

The following tables present information on the Company's reportable geographic segments:

Year Ended December 31, 2008				
(thousands of U.S. dollars except per unit of production amounts)	Colombia	Argentina	Corporate	Total
Revenues	$ 103,202	$ 9,603	$ –	$ 112,805
Interest income	995	23	206	1,224
Depreciation, depletion & accretion	22,199	3,390	148	25,737
Depreciation, depletion & accretion—per unit of production	20.44	13.95	–	19.37
Segment income (loss) before income tax	58,490	(3,157)	(10,894)	44,439
Segment capital expenditures	$ 31,725	$ 11,690	$ 3,313	$ 46,728

Year Ended December 31, 2007				
	Colombia	Argentina	Corporate	Total
Revenues	$ 23,749	$ 8,104	$ –	$ 31,853
Interest income	222	15	188	425
Depreciation, depletion & accretion	6,850	2,477	88	9,415
Depreciation, depletion & accretion—per unit of production	20.56	11.84	–	17.36
Segment income (loss) before income tax	11,484	(2,475)	(17,181)	(8,172)
Segment capital expenditures	$ 14,215	$ 1,679	$ 731	$ 16,625

Year Ended December 31, 2006				
	Colombia	Argentina	Corporate	Total
Revenues	$ 6,612	$ 5,109	$ –	$ 11,721
Interest income	–	–	352	352
Depreciation, depletion & accretion	2,494	1,551	43	4,088
Depreciation, depletion & accretion—per unit of production	19.30	11.95	–	15.79
Segment income (loss) before income tax	1,486	(411)	(6,221)	(5,146)
Segment capital expenditures	$ 34,053	$ 14,084	$ 256	$ 48,393

As at December 31, 2008				
(thousands of U.S. dollars)	Colombia	Argentina	Corporate	Total
Property, plant & equipment	$ 735,208	$ 27,882	$ 4,462	767,552
Goodwill	98,582	–	–	98,582
Other assets	44,554	8,868	153,069	206,491
Total assets	$ 878,344	$ 36,750	$ 157,531	1,072,625

As at December 31, 2007				
	Colombia	Argentina	Corporate	Total
Property, plant & equipment	$ 43,639	$ 19,248	$ 1,031	$ 63,918
Goodwill	15,005	–	–	15,005
Other assets	15,949	6,622	11,303	33,874
Total assets	$ 74,593	$ 25,870	$ 12,334	$ 112,797

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and natural gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. In 2008, 89% of the Company's revenue was from one significant customer for its Colombian crude oil, Ecopetrol S.A. ("Ecopetrol"), a Colombian government agency. In Argentina, 9% of the Company's revenue was from one significant customer, Refineria del Norte S.A.

5. Property, Plant and Equipment

	As at December 31, 2008			As at December 31, 2007		
(thousands of U.S. dollars)	Cost	Accumulated DD&A	Net Book Value	Cost	Accumulated DD&A	Net Book Value
Oil and natural gas properties						
Proved	$ 419,539	$ (38,684)	$ 380,855	$ 57,832	$ (13,540)	$ 44,292
Unproved	384,195	–	384,195	18,910	–	18,910
	803,734	(38,684)	765,050	76,742	(13,540)	63,202
Furniture and fixtures and leasehold improvements	1,979	(848)	1,131	815	(560)	255
Computer equipment	1,791	(526)	1,265	719	(299)	420
Automobiles	163	(57)	106	72	(31)	41
Total capital assets	$ 807,667	$ (40,115)	$ 767,552	$ 78,348	$ (14,430)	$ 63,918

The Company has capitalized $1.9 million (2007—$1.7 million) of general and administrative expenses directly related to the Colombian full cost center, including $0.4 million (2007—$0.1 million) of stock-based compensation expense, and $0.8 million (2007—$0.2 million) of general and administrative expenses in the Argentina full cost center, including $0.1 million (2007—$0.1 million) of stock-based compensation.

The unproved oil and natural gas properties consist of exploration lands held in Colombia, Argentina and Peru. The Company has $375.9 million (2007—$15.1 million) in unproved assets in Colombia, $4.7 million (2007—$3.1 million) of unproved assets in Argentina and $3.6 million (2007—$0.7 million) of unproved assets in Peru. These properties are being held for their exploration value and are not being depleted pending determination of existence of estimated proved reserves. Gran Tierra Energy will continue to assess and allocate the unproved properties over the next several years as proved reserves are established and as exploration dictates whether or not future areas will be developed.

The following is a summary of Gran Tierra Energy's oil and natural gas properties not subject to depletion:

	Costs Incurred in			
(thousands of U.S. dollars)	2008	2007	2006	Total
Acquisition costs—Argentina	$ –	$ –	$ 2,971	$ 2,971
Acquisition costs—Colombia	356,396	–	9,550	365,946
Exploration costs—Argentina	1,147	–	–	1,147
Exploration costs—Colombia	3,395	808	–	4,203
Exploration costs—Peru	2,947	656	–	3,603
Development costs—Argentina	575	–	–	575
Development costs—Colombia	5,750	–	–	5,750
Total oil and natural gas properties not subject to depletion	$ 370,210	$ 1,464	$ 12,521	$ 384,195

6. Share Capital

Share capital

The Company's authorized share capital consists of 325,000,002 shares of capital stock, of which 300 million are designated as common stock, par value $0.001 per share, 25 million are designated as preferred stock, par value $0.001 per share (collectively, "common stock"), and two shares designated as special voting stock, par value $0.001 per share. Outstanding share capital consists of 190,248,384 common voting shares of the Company, 37,254,143 exchangeable shares of Gran Tierra Exchangeco Inc., and 10,984,126 exchangeable shares of Goldstrike Exchange Co. The exchangeable shares of Gran Tierra Exchangeco Inc., were issued upon acquisition of Solana (Note 3). Each exchangeable share is exchangeable only into one common voting share of the Company. The holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. The holders of common stock have no pre-emptive rights, no conversion rights, and there are no redemption provisions applicable to the common stock. Holders of exchangeable shares have substantially the same rights as holders of common voting shares.

During the second quarter of 2007, investors holding 948,853 units, comprising 948,853 common shares and warrants to purchase 474,427 common shares, exercised their right to have the Company return to them the purchase price for the securities held in escrow. The funds of $1.3 million held in escrow by the Bank of America were refunded to the investors to complete this transaction during June, 2007, and the units were cancelled.

Warrants

At December 31, 2008, the Company had 6,732,016 warrants outstanding to purchase 3,366,008 common shares for $1.25 per share, 19,964,686 warrants outstanding to purchase 9,982,343 common shares for $1.05 per share and 7,145,938 warrants assumed upon the acquisition of Solana (Note 3) to purchase 7,145,938 common shares for CDN$2.10 per share.

In connection with the settlement of liquidated damages relating to a delay in registration of units issued in June 2006, as described in the "Registration Rights Payments" section below, the Company amended the terms of the warrants issued to stockholders in June 2006 by adjusting the exercise price from $1.75 to $1.05 and extending the term of the warrants by one year to June 2012.

Registration Rights Payments

The shares and warrants issued in 2005 and 2006 have registration rights associated with their issuance pursuant to which the Company agreed to register for resale the shares and warrants. In the event that the registration statements were not declared effective by the SEC by specified dates, the Company was required to pay liquidated damages to the purchasers of the shares and warrants.

The 15,047,606 units issued in the fourth quarter of 2005 and first quarter of 2006 had liquidated damages payable in the amount of 1% of the purchase price for each unit per month, payable each month the registration statement was not declared effective beyond the mandatory effective date (July 10, 2006). The total amount recorded at December 31, 2006, for these liquidated damages was $0.3 million. There are no further liabilities associated with these shares. As of February 14, 2007, the first registration statement was declared effective by the SEC.

In June 2006, the Company sold an aggregate of 50 million units of its securities at a price of $1.50 per unit in a private offering for gross proceeds of $75 million, pursuant to three separate Securities Purchase Agreements, dated June 20, 2006, and one Securities Purchase Agreement, dated June 30, 2006 (collectively, the "2006 Offering"). Each unit comprised one share of Gran Tierra Energy's common stock and one warrant to purchase one-half of a share of Gran Tierra Energy's common stock at an exercise price of $1.75 for a period of five years, resulting in the issuance of 50 million shares of Gran Tierra Energy's common stock. In connection with the issuance of these securities, Gran Tierra Energy entered into four separate Registration Rights Agreements with the investors pursuant to which Gran Tierra Energy agreed to register for resale the shares and warrants (and shares issuable pursuant to the warrants) issued to the investors in the offering by November 17, 2006. The second registration statement was declared effective by the SEC on May 14, 2007. Gran Tierra Energy had accrued $8.6 million in liquidated damages as of that date.

On June 27, 2007, under the terms of the Registration Rights Agreements, the Company obtained a sufficient number of consents from the signatories to the agreements waiving Gran Tierra Energy's obligation to pay in cash the accrued liquidated damages. The Company agreed to amend the terms of the warrants issued in the 2006 Offering by reducing the exercise price of the warrants to $1.05 and extending the life of the warrants by one year, in lieu of a cash payment for liquidated damages. The revised fair value of the warrants was determined using a Black-Scholes warrant pricing model based on a 25% volatility rate, which reflects a typical volatility rate used to value this type of financial instrument. The $8.6 million of liquidated damages has been recorded as an expense in the consolidated statement of operations in the amounts of $7.4 million for the year ended December 31, 2007, and $1.3 million in the fourth quarter of 2006, with a corresponding liability recorded on the consolidated balance sheet. The revision in the fair value of the warrants resulting from the amendment to the terms of the warrants amounted to $8.6 million (equivalent to the amount of the liquidated damages) and has been reflected on the consolidated balance sheet as an increase to the warrant value included in shareholders' equity and a settlement of the liability for liquidated damages.

Stock options

As at December 31, 2008, the Company has a 2007 Equity Incentive Plan, formed through the approval by shareholders of the amendment and restatement of the 2005 Equity Incentive Plan, under which the Company's board of directors is authorized to issue options or other rights to acquire shares of the Company's common stock. On November 14, 2008, the shareholders of Gran Tierra Energy approved an amendment to the Company's 2007 Equity Incentive Plan, which increases the number of shares of Common Stock available for issuance thereunder from 9,000,000 shares to 18,000,000 shares.

The Company has granted options to purchase common shares to certain directors, officers, employees and consultants. Each option permits the holder to purchase one common share at the stated exercise price. The options vest over three years and have a term of ten years, or the grantee's end of service to the Company, whichever occurs first. At the time of grant, the exercise price equals the market price. The following options have been granted:

	Number of Outstanding Options	Weighted Average Exercise Price $/Option
Outstanding, December 31, 2007	5,724,168	$ 1.52
Granted in 2008	5,690,000	2.63
Issued in a business acquisition (Note 3)	466,869	2.75
Exercised in 2008	(209,164)	(0.86)
Forfeited in 2008	(265,003)	1.78
Outstanding, December 31, 2008	11,406,870	$ 2.13

The weighted average grant date fair value for options granted in 2008 was $1.55 (2007—$1.10; 2006—$0.84). The intrinsic value of options exercised in 2008 was $0.8 million (2007 and 2006—nil).

The table below summarizes stock options outstanding at December 31, 2008:

Range of Exercise Prices ($/option)	Number of Outstanding Options	Weighted Average Exercise Price $/Option	Weighted Average Expiry Years
$0.80	1,117,502	$ 0.80	6.9
$1.15 to $1.29	1,779,999	$ 1.26	8.0
$1.72 to $1.92	494,572	$ 1.77	7.8
$2.04 to $2.78	7,524,239	$ 2.40	9.5
$3.50 to $7.75	490,558	$ 4.38	7.4
Total	11,406,870	$ 2.13	8.8

The aggregate intrinsic value of options outstanding at December 31, 2008 is $8.9 million (2007—$6.3 million) based on the Company's closing stock price of $2.80 for that date. At December 31, 2008, there was $7.9 million (2007—$2.9 million) of unrecognized compensation cost related to unvested stock options which is expected to be recognized over the next three years.

The table below summarizes exercisable stock options at December 31, 2008:

Range of Exercise Prices ($/option)	Number of Exercisable Options	Weighted Average Exercise Price $/Option	Weighted Average Expiry Years
0.50 to 1.00	1,117,502	$ 0.8	6.7
1.01 to 1.30	928,333	$ 1.26	7.9
1.31 to 2.00	237,903	$ 1.82	6.6
2.01 to 3.00	839,223	$ 2.19	7.4
3.01 to 10.00	190,558	$ 3.54	4.4
Total	3,313,519	$ 1.51	7.1

The weighted average grant date fair value for options vested in 2008 was $1.17 (2007—$0.49). The aggregate intrinsic value of options exercisable at December 31, 2008 is $4.8 million (2007—$3.3 million) based on the Company's closing stock price of $2.80 for that date.

In 2008, the stock-based compensation expense is $3.1 million (2007—$1.0 million; 2006—$0.3 million) of which $2.3 million (2007—$0.7 million; 2006—$0.3 million) has been recorded in general and administrative expense and $0.2 million (2007—$0.1 million) has been recorded in operating expense in the consolidated statement of operations. In 2008, $0.6 million (2007—$0.2 million) was capitalized as part of exploration and development costs.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model based on assumptions noted in the following table. The Company uses historical data to estimate option exercises, expected term and employee departure behavior used in the Black-Scholes option pricing model. Expected volatilities used in the fair value estimate are based on historical volatility of the Company's stock. The risk-free rate for periods within the contractual term of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant.

		2008		2007		2006
Dividend yield ($ per share)	$	nil	$	nil	$	nil
Volatility (%)		75% to 103%		94% to 103%		105%
Risk-free interest rate (%)		1.1% to 2.1%		3.5% to 5.06%		5.10%
Expected term (years)		3 years		3 years		3 years
Estimated forfeiture percentage (% per year)		10%		10%		10%

Weighted average shares outstanding

	Year ended December 31, 2008
Weighted-average number of common and exchangeable shares outstanding	123,421,838
Shares issuable pursuant to warrants	14,663,885
Shares issuable pursuant to stock options	6,020,738
Shares to be purchased from proceeds of stock options and warrants	(911,931)
Weighted-average number of diluted common and exchangeable shares outstanding	143,194,590

7. Asset Retirement Obligation

The December 31, 2008 asset retirement obligation is comprised of a Colombian obligation in the amount of $3.5 million (2007—$0.4 million) and an Argentine obligation in the amount of $0.8 million (2007—$0.4 million). Changes in the carrying amounts of the asset retirement obligations associated with the Company's oil and natural gas properties are as follows:

		As at December 31,		
(thousands of U.S. dollars)		2008		2007
Balance, beginning of year	$	799	$	595
Liability assumed in a business combination (Note 3)		3,148		–
Settlements		(334)		–
Liability incurred		615		154
Foreign exchange		(29)		19
Accretion		52		31
Balance, end of year	$	4,251	$	799

8. Income Taxes

The income tax expense reported differs from the amount computed by applying the Canadian statutory rate to income (loss) before income taxes for the following reasons:

		Year Ended December 31,	
(thousands of U.S. dollars)	2008	2007	2006
Income (loss) before income taxes	$ 44,439	$ (8,172)	$ (5,146)
	29.50%	32.12%	34%
Income tax expense (benefit) expected	13,110	(2,625)	(1,750)
Benefit of current period tax losses not recognized	7,405	404	2,168
Foreign currency translation adjustments	167	–	–
Depreciation on inflationary adjustments	(235)	–	–
Impact of tax rate changes on deferred tax balances	–	278	–
Impact of foreign taxes	2,424	3,465	–
Enhanced tax depreciation incentive	(3,844)	(1,889)	–
Stock-based compensation	596	205	260
Non-deductible items	(20)	1,910	–
Previously unrecognized tax assets	2,505	(1,453)	–
Partnership income pick-up in the U.S.	21,584	–	–
Utilization of foreign tax credits	(22,749)	–	–
Total income tax expense	$ 20,944	$ 295	$ 678

Deferred tax assets and liabilities consist of the following temporary differences and loss carryforwards:

(thousands of U.S. dollars)	2008	2007
Deferred tax assets		
Tax benefit of loss carryforwards	$ 16,905	$ 4,935
Book value in excess of tax basis	1,228	75
Foreign tax credits and other accruals	9,595	733
Capital losses	1,419	1,063
Deferred tax assets before valuation allowance	29,147	6,806
Valuation allowance	(16,754)	(4,747)
	$ 12,393	$ 2,059
Deferred tax assets—current	$ 2,262	220
Deferred tax assets—long-term	10,131	1,839
	$ 12,393	$ 2,059
Deferred tax liabilities		
Current—book value in excess of tax basis	$ (100)	$ (1,108)
Long-term—book value in excess of tax basis	(213,093)	(9,235)
Book value in excess of tax basis	$ (213,193)	$ (10,343)
Net deferred tax liabilities	$ (200,800)	$ (8,284)

The Company was required to calculate a deferred remittance tax in Colombia based on 7% of profits, which are not reinvested in the business on the presumption that such profits would be transferred to the foreign owners up to December 31, 2006. As of January 1, 2007, the Colombian government rescinded this law, therefore, no further remittance tax liabilities will be accrued. The historical balance which was included on the Company's financial statements as of December 31, 2008, as part of the deferred income taxes, was $1.1 million (December 31, 2007—$1.3 million).

The Company has accrued no amounts as of December 31, 2008, for the potential payment of interest and penalties. For the year ended December 31, 2008, the Company has not recognized any amounts in respect of potential interest and penalties associated with uncertain tax positions. The Company or one of its subsidiaries files income tax returns in the

U.S. federal jurisdiction, various state jurisdictions and other foreign jurisdictions. The Company is subject to income tax examinations for the calendar tax years ending 2005 through 2007 in all jurisdictions.

As at December 31, 2008, the Company has deferred tax assets relating to net operating loss carryforwards of $17.0 million (2007—$15.8 million) and capital losses of $1.4 million (2007—$3.0 million) before valuation allowances. Of these losses, $17.0 million (2007—$9.4 million) are losses generated by the foreign subsidiaries of the Company. Of the total losses, $1.4 million (2007—$4.0 million) will begin to expire by 2011 and $17.0 million of net operating losses (2007—$11.9 million) will begin to expire thereafter.

9. Accrued Liabilities and Accounts Payable

The accounts payable and accrued liabilities are comprised of the following:

	As at December 31, 2008				As at December 31, 2007			
(thousands of U.S. dollars)	Colombia	Argentina	Corporate	Total	Colombia	Argentina	Corporate	Total
Capital	$ 11,654	$ 1,254	$ 4	$ 12,912	$ 7,985	$ 223	$ 51	$ 8,259
Payroll	978	435	921	2,334	513	212	476	1,201
Audit, legal, consultants	–	126	1,351	1,477	196	105	1,385	1,686
General and administrative	1,193	52	898	2,143	299	73	319	691
Operating	13,309	1,800	–	15,109	4,898	731	–	5,629
Total	$ 27,134	$ 3,667	$ 3,174	$ 33,975	$ 13,891	$ 1,344	$ 2,231	$ 17,466

10. Commitments and Contingencies

Leases

Gran Tierra Energy holds three categories of operating leases: office, vehicle and housing. The Company pays monthly amounts of $141,988 for office leases, $15,338 for vehicle leases, $9,400 for a compressor and $5,567 for certain employee accommodation leases in Argentina and Colombia.

Future lease payments as at December 31, 2008 are as follows:

Contractual Obligations					Payments Due in Period
(thousands of U.S. dollars)					Year Ended December 31,
	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years
Operating leases	$ 5,126	$ 1,754	$ 2,720	$ 609	$ 43
Drilling and completion services	1,104	1,104	–	–	–
Total	$ 6,230	$ 2,858	$ 2,720	$ 609	$ 43

Total rent expense for 2008 was $0.9 million (2007—$0.3 million; 2006—$0.2 million).

Guarantees

Corporate indemnities have been provided by the Company to directors and officers for various items including, but not limited to, all costs to settle suits or actions due to their association with the Company and its subsidiaries and/or affiliates, subject to certain restrictions. The Company has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for as long as the indemnified person is a director or officer of one of the Company's subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

The Company may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Company's liquidity, consolidated financial position or results of operations.

Gran Tierra Energy has contracted with a third-party to provide drilling and completion services for our Colombian operations. The contract ends in February 2009 and has a remaining commitment of $1.1 million.

Contingencies

Ecopetrol and Gran Tierra Energy Colombia Ltd., ("Gran Tierra Colombia"), the contracting parties of the Guayuyaco Association Contract, are engaged in a dispute regarding the interpretation of the procedure for allocation of oil produced and sold during the long-term test of the Guayuyaco-1 and Guayuyaco-2 wells. There is a material difference in the interpretation of the procedure established in Clause 3.5 of Attachment-B of the Guayuyaco Association Contract. Ecopetrol interprets the contract to provide that the extended test production up to a value equal to 30% of the direct exploration costs of the wells is for Ecopetrol's account only and serves as reimbursement of its 30% back-in to the Guayuyaco discovery. Gran Tierra Colombia's contention is that this amount is merely the recovery of 30% of the direct exploration costs of the wells and not exclusively for the benefit of Ecopetrol. There has been no agreement between the parties, and Ecopetrol has filed a lawsuit in the Contravention Administrative Court in the District of Cauca regarding this matter. Gran Tierra Colombia filed a response on April 29, 2008 in which it refuted all of Ecopetrol's claims and requested a change of venue to the courts in Bogota. At this time, no amount has been accrued in the financial statements as the Company does not consider it probable that a loss will be incurred. Ecopetrol is claiming damages of approximately $4.7 million. To the Company's knowledge, there are no other legal proceedings against Gran Tierra Energy.

11. Financial Instruments and Credit Risk

The Company's financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and derivative financial instruments. The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments approximate their book amounts due to the short-term maturity of these instruments. Most of the Company's accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Company manages this credit risk by entering into sales contracts with only credit worthy entities and reviewing its exposure to individual entities on a regular basis. The book value of the accounts receivable reflects management's assessment of the associated credit risks.

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and natural gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. In 2008, the Company has one significant customer for its Colombian crude oil, Ecopetrol. In Argentina, the Company has one significant customer, Refineria del Norte S.A.

The Company recognizes the fair value of its derivative instruments as assets or liabilities on the balance sheet. None of the Company's derivative instruments currently qualify as fair value hedges or cash flow hedges and, accordingly, changes in fair value of the derivative instruments are recognized as income or expense in the consolidated statement of operations and retained earnings (accumulated deficit) with a corresponding adjustment to the fair value of derivative instruments recorded on the balance sheet. Under the terms of the Credit Facility with Standard Bank (Note 12), the Company was required to enter into a derivative instrument for the purpose of obtaining protection against fluctuations in the price of oil in respect of at least 50% of the June 30, 2006 Independent Reserve Evaluation Report projected aggregate net share of Colombian production after royalties for the three-year term of the Facility. In accordance with the terms of the Facility, the Company entered into a costless collar derivative instrument for crude oil based on West Texas Intermediate ("WTI") price, with a floor of $48.00 and a ceiling of $80.00, for a three-year period ending February 2010, for 400 barrels per day from March 2007 to December 2007, 300 barrels per day from January 2008 to December 2008, and 200 barrels per day from January 2009 to February 2010.

	Year Ended December 31,	
(thousands of U.S. dollars)	2008	2007
Realized financial derivative loss	$ 2,689	$ 391
Unrealized financial derivative (gain) loss	(2,882)	2,649
Financial derivative (gain) loss	$ (193)	$ 3,040

Assets (Liabilities)	As at December 31, 2008	2007
Current portion of unrealized financial derivative	$ 233	$ (1,594)
Long-term portion of unrealized financial derivative	–	(1,055)
Unrealized financial derivative	$ 233	$ (2,649)

Certain of Gran Tierra Energy's assets and liabilities are reported at fair value in the accompanying balance sheets. The following tables provide fair value measurement information for such assets and liabilities as of December 31, 2008 and December 31, 2007.

The carrying values of cash and cash equivalents, accounts receivable (including taxes receivable) and accounts payable (including current taxes payable and accrued expenses) included in the accompanying consolidated balance sheets approximated fair value at December 31, 2008 and December 31, 2007. These assets and liabilities are not presented in the following tables.

As at December 31, 2008

			Fair Value Measurements Using:		
Financial Assets (Liabilities) (thousands of U.S. dollars)	Carrying Amount	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Crude oil collar	$ 233	$ 233	$ –	$ 233	$ –

As at December 31, 2007

			Fair Value Measurements Using:		
Financial Assets (Liabilities) (thousands of U.S. dollars)	Carrying Amount	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Crude oil collar	$ (2,649)	$ (2,649)	$ –	$ (2,649)	$ –

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the table above, this hierarchy consists of three broad levels. Level 1 inputs on the hierarchy consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs have lower priorities. The Company uses appropriate valuation techniques based on the available inputs to measure the fair values of assets and liabilities. When available, Gran Tierra Energy measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The Company uses Level 2 method to measure the fair value of its crude oil collars. The fair values of the crude oil are estimated using internal discounted cash flow calculations based upon forward commodity price curves and quotes obtained from counterparties to the agreements taking into account the credit worthiness of those brokers or counterparties.

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 Fair Value Measurements

The Company does not have any assets or liabilities whose fair value is measured using this method.

Level 2 Fair Value Measurements

Crude oil collars — The fair values of the crude oil are estimated using internal discounted cash flow calculations based upon forward commodity price curves and quotes obtained from brokers for contracts with similar terms or quotes obtained from counterparties to the agreements.

Level 3 Fair Value Measurements

The Company does not have any financial assets or financial liabilities whose fair value is measured using this method.

12. Credit Facilities

Effective February 28, 2007, the Company entered into a credit facility with Standard Bank Plc. The facility has a three-year term which may be extended by agreement between the parties. The borrowing base is the present value of our petroleum reserves of a subsidiary—Gran Tierra Colombia Ltd., up to maximum of $50 million. The initial borrowing base is $7 million and the borrowing base will be re-determined semi-annually based on reserve evaluation reports. As a result of Standard Bank Plc's review of Gran Tierra Energy's Mid-Year 2007 Independent Reserve Audit, the Company has received preliminary approval to increase our borrowing base to $20 million; however, this has not been pursued this further as the additional credit is not required at this time. The facility includes a letter of credit sub-limit of up to $5 million. Amounts drawn down under the facility bear interest at the Eurodollar rate plus 4%. A stand-by fee of 1% per annum is charged on the undrawn amount of the borrowing base. The facility is secured primarily by the assets of Gran Tierra Colombia. Under the terms of the facility, the Company is required to maintain compliance with specified financial and operating covenants. Gran Tierra Energy was required to enter into a derivative instrument for the purpose of obtaining protection against fluctuations in the price of oil in respect of at least 50% of the September 30, 2006 Independent Reserve Evaluation Report projected aggregate net share of Colombian production after royalties for the three-year term of the Facility. As of December 31, 2008, no amounts have been drawn-down under this facility.

Following the acquisition of Solana, effective November 14, 2008, Gran Tierra Energy obtained access to an additional credit facility with BNP Paribas. The facility has a maturity date of December 20, 2010. The borrowing base is currently $26 million, based on the current value of petroleum reserves of the subsidiary, Solana Petroleum Exploration (Colombia) Ltd., up to a maximum of $100 million. The facility includes a letter of credit sublimit of up to $5 million. Amounts drawn down under the facility bear interest at the Eurodollar rate plus a margin for each quarter dependent on production for the previous quarter as follows: 3.125% for production less than 1,500 barrels of oil per day; 2.875% for production between 1,500 and 3,000 barrels of oil per day; 2.625% for production between 3,000 and 5,000 barrels of oil per day; and 2.375% for production over 5,000 barrels of oil per day. The facility is secured primarily by the assets of Solana Petroleum Exploration (Colombia) Ltd. Under the terms of the facility, we are required to maintain compliance with specified financials and operating covenants. As of December 31, 2008, no amounts have been drawn-down under this facility.

Both Standard Bank Plc and BNP Paribas have provided consent letters with regard to our acquisition of Solana, specifically providing that the acquisition would not trigger any change in control provisions under the respective facilities. The letters of consent provided by the banks each contain a number of conditions which effectively limit the time period of the consent to 150 days from the acquisition date of November 14, 2008. The Company is currently working with both banks to determine the appropriate facility going forward.

13. Subsequent Events

In connection with the Solana acquisition, Gran Tierra Energy acquired additional office space of 4,441 square feet used by Solana as its headquarters in Calgary. The lease payments under the lease are $18,975 per month and operating and other expenses are approximately $4,000 per month. The lease expires on April 30, 2014. On February 1, 2009, the Solana subsidiary entered into a sublease for that office space with a company, of which two of Gran Tierra Energy's directors are shareholders and directors. The term of the sublease runs from February 1, 2009 to August 31, 2011 and the sublease payment is $7,050 per month plus approximately $4,000 for operating and other expenses. The terms of the sublease are consistent with current market conditions in the Calgary real estate market.

1) Oil and Gas Producing Activities

The following oil and gas information is provided in accordance with SFAS 69"Disclosures about Oil and Gas Producing Activities."

A. Reserve Quantity Information

Gran Tierra Energy's net proved reserves and changes in those reserves for operations are disclosed below. The net proved reserves represent management's best estimate of proved oil and natural gas reserves after royalties. Reserve estimates for each property are prepared internally each year and 100% of the reserves have been assessed by independent qualified reserves consultants, GLJ Petroleum Consultants.

Estimates of crude oil and natural gas proved reserves are determined through analysis of geological and engineering data, and demonstrate reasonable certainty that they are recoverable from known reservoirs under economic and operating conditions that existed at year end. See "Critical Accounting Estimates" in Management's Discussion and Analysis of Financial Condition and Results of Operations for a description of Gran Tierra Energy's reserves estimation process.

Proved Reserves Net of Royalties[(2)]

	Argentina		Colombia		Total	
Crude oil is in Bbl and natural gas is in million cubic feet	Oil	Gas	Oil	Gas	Oil	Gas
Proved developed and undeveloped reserves, December 31, 2005	582,692	24	–	–	582,692	24
Extensions and Discoveries	–	–	–	–	–	–
Purchases of Reserves in Place	1,302,720	732	1,229,269	–	2,531,989	732
Production	(127,712)	(30)	(134,269)	–	(261,981)	(30)
Revisions of Previous Estimates	137,300	739	–	–	137,300	739
Proved developed and undeveloped reserves, December 31, 2006	1,895,000	1,465	1,095,000	–	2,990,000	1,465
Extensions and Discoveries	–	–	3,477,000	–	3,477,000	–
Purchases of Reserves in Place	–	–	–	–	–	–
Production	(207,912)	(27)	(333,157)	–	(541,069)	(27)
Revisions of Previous Estimates	347,912	(1,438)	144,157	–	492,069	(1,438)
Proved developed and undeveloped reserves, December 31, 2007	2,035,000	–	4,383,000	–	6,418,000	–
Extensions and Discoveries	377,300	–	5,344,202	–	5,721,502	–
Purchases of Reserves in Place	–	–	9,016,148	1,179	9,016,148	1,179
Production	(242,947)	–	(1,085,198)	(15)	(1,328,145)	(15)
Revisions of Previous Estimates	(612,353)	–	22,848	(2)	(589,505)	(2)
Proved developed and undeveloped reserves, December 31, 2008	1,557,000	–	17,681,000	1,162	19,238,000	1,162
Proved developed reserves, December 31, 2006[(1)]	1,413,000	1,465	1,034,000	–	2,447,000	1,465
Proved developed reserves, December 31, 2007[(1)]	1,819,000	–	3,444,000	–	5,263,000	–
Proved developed reserves, December 31, 2008[(1)]	1,134,000	–	7,832,000	1,161	8,966,000	1,161

(1) Proved developed oil and gas reserves are expected to be recovered through existing wells with existing equipment and operating methods.
(2) Proved oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and natural gas liquids that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered "proved" if they can be produced economically, as demonstrated by either actual production or conclusive formation testing.

B. Capitalized Costs

(Thousands of U.S. dollars)	Proved Properties	Unproved Properties	Accumulated DD&A	Capitalized Costs
Capitalized Costs, December 31, 2007	$ 57,832	$ 18,254	$ (13,540)	$ 62,546
Argentina	10,319	1,545	(3,287)	8,577
Colombia	351,513	360,793	(21,982)	690,324
Capitalized Costs, December 31, 2008	$ 419,664	$ 380,592	$ (38,809)	$ 761,447

C. Costs Incurred—Period & Year Ended December 31, 2008

(Thousands of U.S. dollars)	Argentina	Colombia	Oil and Gas Total
Total Costs Incurred before DD&A			
Period ended December 31, 2005	$ 8,332	$ –	$ 8,332
Property Acquisition Costs			
Proved	$ 8,440	$ 18,345	$ 26,785
Unproved	3,921	14,399	18,320
Exploration Costs	–	5,777	5,777
Development Costs	1,034	60	1,094
Year ended December 31, 2006	$ 21,727	$ 38,581	$ 60,308
Property Acquisition Costs			
Proved	$ –	$ –	$ –
Unproved	–	–	–
Exploration Costs	–	10,075	10,075
Development Costs	1,633	4,070	5,703
Year ended December 31, 2007	$ 23,360	$ 52,726	$ 76,086
Property Acquisition Costs			
Proved	$ –	$ 320,773	$ 320,773
Unproved	–	360,493	360,493
Exploration Costs	7,990	3,443	11,433
Development Costs	3,874	27,597	31,471
Year ended December 31, 2008	$ 35,224	$ 765,032	$ 800,256

D. Results of Operations for Producing Activities—Year Ended December 31, 2008

(Thousands of U.S. dollars)	Argentina	Colombia	Total
Year ended December 31, 2006			
Net Sales	$ 5,109	$ 6,612	$ 11,721
Production Costs	(2,847)	(1,387)	(4,234)
Exploration Expense	–	–	–
DD&A	(1,551)	(2,494)	(4,045)
Other expenses/(income)	–	–	–
Income Tax Provision	132	(810)	(678)
Results of Operations	$ 843	$ 1,921	$ 2,764
Year ended December 31, 2007			
Net Sales	$ 8,104	$ 23,748	$ 31,852
Production Costs	(6,327)	(4,097)	(10,424)
Exploration Expense	–	–	–
DD&A	(2,477)	(6,850)	(9,327)
Other expenses/(income)	–	–	–
Income Tax Provision	1,065	(1,354)	(289)
Results of Operations	$ 365	$ 11,447	$ 11,812
Year ended December 31, 2008			
Net Sales	$ 9,603	$ 103,202	$ 112,805
Production Costs	(7,027)	(12,117)	(19,144)
Exploration Expense	–	–	–
DD&A	(3,355)	(22,183)	(25,538)
Other expenses/(income)	–	–	–
Income Tax Provision	1,122	(22,069)	(20,947)
Results of Operations	$ 343	$ 46,839	$ 47,182

E. Standardized Measure of Discounted Future Net Cash Flows and Changes

The following disclosure is based on estimates of net proved reserves and the period during which they are expected to be produced. Future cash inflows are computed by applying year end prices to Gran Tierra Energy's after royalty share of estimated annual future production from proved oil and gas reserves. The calculated weighted average oil prices at December 31, 2008 were $41.23 for Colombia and $36.17 for Argentina. The calculated weighted average oil prices at December 31, 2007 were $71.28 for Colombia and $38.76 for Argentina. The calculated weighted average oil prices at December 31, 2006 were $48.66 for Colombia and $36.78 for Argentina. The calculated weighted average production costs at December 31, 2008 were $12.21 for Colombia and $13.05 for Argentina. The calculated weighted average production costs at December 31, 2007 were $12.30 for Colombia and $30.24 for Argentina. The calculated weighted average production costs at December 31, 2006 were $10.73 for Colombia and $21.93 for Argentina. Future development and production costs to be incurred in producing and further developing the proved reserves are based on year end cost indicators. Future income taxes are computed by applying year end statutory tax rates. These rates reflect allowable deductions and tax credits, and are applied to the estimated pre-tax future net cash flows.

Discounted future net cash flows are calculated using 10% mid-year discount factors. The calculations assume the continuation of existing economic, operating and contractual conditions. However, such arbitrary assumptions have not proved to be the case in the past. Other assumptions could give rise to substantially different results.

The Company believes this information does not in any way reflect the current economic value of its oil and gas producing properties or the present value of their estimated future cash flows as:

- no economic value is attributed to probable and possible reserves;
- use of a 10% discount rate is arbitrary; and
- prices change constantly from year end levels.

(Thousands of U.S. dollars)	Argentina	Colombia	Total
December 31, 2006			
Future Cash Inflows	$ 72,151	$ 53,332	$ 125,483
Future Production Costs	(24,385)	(14,958)	(39,343)
Future Development Costs	(9,102)	(2,307)	(11,409)
Future Site Restoration Costs	(872)	–	(872)
Future Income Tax	(12,849)	(12,263)	(25,112)
Future Net Cash Flows	24,943	23,804	48,747
10% Discount Factor	(7,686)	(6,193)	(13,879)
Standardized Measure	$ 17,257	$ 17,611	$ 34,868
December 31, 2007			
Future Cash Inflows	$ 79,777	$ 393,164	$ 472,941
Future Production Costs	(20,001)	(54,760)	(74,761)
Future Development Costs	(8,658)	(21,350)	(30,008)
Future Site Restoration Costs	(617)	(2,568)	(3,185)
Future Income Tax	(17,716)	(98,998)	(116,714)
Future Net Cash Flows	32,785	215,488	248,273
10% Discount Factor	(8,435)	(43,554)	(51,989)
Standardized Measure	$ 24,350	$ 171,934	$ 196,284
December 31, 2008			
Future Cash Inflows	$ 52,856	$ 734,727	$ 787,583
Future Production Costs	(19,154)	(131,317)	(150,471)
Future Development Costs	(4,279)	(159,219)	(163,498)
Future Site Restoration Costs	(226)	(1,738)	(1,964)
Future Income Tax	(8,588)	(123,634)	(132,222)
Future Net Cash Flows	20,609	318,819	339,428
10% Discount Factor	(4,126)	(60,180)	(64,306)
Standardized Measure	$ 16,483	$ 258,639	$ 275,122

Changes in the Standardized Measure of Discounted Future Net Cash Flows

The following are the principal sources of change in the standardized measure of discounted future net cash flows:

(Thousands of U.S. dollars)	2008	2007	2006
Beginning of Year	$ 196,284	$ 34,868	$ 9,180
Sales and Transfers of Oil and Gas Produced, Net of Production Costs	(94,598)	(21,428)	(7,488)
Net Changes in Prices and Production Costs Related to Future Production	(109,116)	7,399	1,943
Extensions, Discoveries and Improved Recovery, Less Related Costs	115,089	204,151	–
Development Costs Incurred during the Period	28,084	5,703	1,034
Revisions of Previous Quantity Estimates	28,716	34,880	1,523
Accretion of Discount	28,970	4,875	1,191
Purchases of Reserves in Place	184,470	–	29,514
Sales of Reserves in Place	–	–	–
Net change in Income Taxes	(45,345)	(74,164)	(2,029)
Other	–	–	–
End of Year	$ 275,122	$ 196,284	$ 34,868

2) Summarized Quarterly Financial Information

(Thousands of U.S. dollars except per share amounts)	Revenue and Other Income	Expenses	Income (Loss) Before Income Taxes	Income Taxes	Net Income (Loss)	Basic Net Income (Loss) Per Share	Diluted Net Income (Loss) Per Share
2008							
First Quarter	$ 20,819	$ 10,922	$ 9,897	$ 5,221	$ 4,676	$ 0.05	$ 0.04
Second Quarter	33,144	19,648	13,496	4,970	8,526	0.08	0.07
Third Quarter	40,339	9,480	30,859	7,872	22,987	0.20	0.18
Fourth Quarter(1)	19,727	29,540	(9,813)	2,881	(12,694)	(0.07)	(0.07)
	$ 114,029	$ 69,590	$ 44,439	$ 20,944	$ 23,495	$ 0.19	$ 0.16
2007							
First Quarter	$ 4,517	$ 11,465	$ (6,948)	$ (298)	$ (6,650)	$ (0.07)	$ (0.07)
Second Quarter	3,750	9,998	(6,248)	(1,176)	(5,072)	(0.05)	(0.05)
Third Quarter	8,039	7,458	581	(511)	1,092	0.01	0.01
Fourth Quarter	15,972	11,529	4,443	2,280	2,163	0.02	0.02
	$ 32,278	$ 40,450	$ (8,172)	$ 295	$ (8,467)	$ (0.09)	$ (0.09)

(1) The fourth quarter reflects the results of Solana subsequent to date of acquisition November 14, 2008

Geographic Information

Information regarding our geographic segments, including information on revenues, assets, expenses, and income can be found in Note 4 to the Financial Statements, Segment and Geographic Reporting. Long-lived assets are Property, Plant and Equipment, which includes all oil and gas assets, furniture and fixtures, automobiles and computer equipment. No long-lived assets are held in our country of domicile, which is the United States of America. Corporate assets include assets held by our corporate head office in Calgary, Alberta, Canada, and assets held in Peru.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock was first cleared for quotation on the OTC bulletin board on November 11, 2005 and traded from that time under the symbol "GTRE.OB.", until April 8, 2008 when our common stock began trading on the NYSE Alternext (formerly American Stock Exchange) under the symbol "GTE". On February 19, 2008, our common stock was listed on the TSX and is trading under the symbol "GTE". On November 17, 2008, exchangeable shares in one of our subsidiaries, Gran Tierra Exchangeco Inc., were listed on the TSX and are trading under the symbol "GTX".

As of February 23, 2009 there were approximately: 93 holders of record of shares of our common stock and 196,970,528 shares outstanding with $0.001 par value; and one share of Special A Voting Stock, $0.001 par value representing approximately 18 holders of record of 10,984,126 exchangeable shares which may be exchanged on a 1-for-1 basis into shares of our Common Stock; and one share of Special B Voting Stock, $0.001 par value, representing 16 holders of record of 31,357,199 shares of Gran Tierra Exchangeco Inc., which are exchangeable on a 1-for-1 basis into shares of our common stock.

On February 23, 2009, the last reported sales price of our shares on the NYSE Alternext was $2.17. For the periods indicated from January 1, 2007 to April 8, 2008, the following table sets forth the high and low bid prices per share of our common stock, which prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions. For the periods indicated from April 8, 2008 through the end of the fourth quarter of 2008, the following table shows the high and low sale prices per share of our common stock as reported on the NYSE Alternext (formerly American Stock Exchange).

	High	Low
Fourth Quarter, 2008	$ 3.69	$ 1.89
Third Quarter, 2008	$ 7.93	$ 3.17
Second Quarter, 2008	$ 8.25	$ 3.36
First Quarter, 2008	$ 4.22	$ 2.50
Fourth Quarter, 2007	$ 2.69	$ 1.39
Third Quarter, 2007	$ 2.16	$ 1.31
Second Quarter, 2007	$ 1.49	$ 0.90
First Quarter, 2007	$ 1.64	$ 0.88

Dividend Policy

We have never declared or paid dividends on the shares of common stock and we intend to retain future earnings, if any, to support the development of the business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs. Under the terms of our credit facilities we are required to obtain the approval of one or both of the banks carrying our credit facilities for any dividend payments made by us exceeding $2 million in any fiscal year for Standard Bank PLC and $1 million for BNP Paribas.

Unregistered Sales of Equity Securities

On seven separate dates beginning on October 1, 2008 and ending on December 31, 2008, we sold an aggregate of 270,161 shares of our common stock for an aggregate purchase price of $316,369. These shares were issued to seven holders of warrants to purchase shares of our common stock upon exercise of the warrants. The shares were issued to these holders in reliance on Section 4(2) under the *Securities Act*, in that they were issued to the purchasers of the warrants, who had represented that they were accredited investors as defined in Regulation D under the *Securities Act*.

Performance Graph

COMPARISON OF 37-MONTH CUMULATIVE TOTAL RETURN*

Among Gran Tierra Energy Inc. and the Indexes indicated below



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
11/05 12/05
12/06
12/07
12/08
Gran Tierra Energy Inc. Stock Performance
Dow Jones Wilshire MicroCap Index
DJ Wilshire Exploration & Production Index
Russell Small Cap Completeness Index

*$100 invested on 11/14/05 in stock & 10/31/05 in index-including reinvestment of dividends. Fiscal year ending December 31.

	11/05	12/05	12/06	12/07	12/08
Gran Tierra Energy Inc	100.00	184.00	79.33	174.67	186.67
Dow Jones Wilshire MicroCap	100.00	104.39	119.93	109.71	60.36
DJ Wilshire Exploration & Production	100.00	104.56	109.88	154.15	90.91
Russell Small Cap Completeness	100.00	105.03	120.66	126.52	77.20

Gran Tierra Energy previously compared its stock price performance to the broad market index—Dow Jones Wilshire MicroCap index. However, due to the increase in the market capitalization and size of Gran Tierra Energy, in large part due to the acquisition of Solana, Gran Tierra Energy believes a more relevant broad market index for comparison purposes would be the Russell Small Cap Completeness index. As a result, Gran Tierra Energy is providing both indices here, and in the future will no longer report the Dow Jones Wilshire MicroCap index.

Glossary of Commonly Used Terms

3D Seismic—Three dimensional seismic
2D Seismic—Two dimensional seismic
2P—Proved and probable reserves
BBO—Billions of barrels of oil
BOPD—Barrels of oil per day
BOE—Barrels of oil equivalent
EUR—Estimated ultimate recovery
km^2—Square kilometers
km—Kilometers
MMBO—Million barrels of oil

Directors
Jeffrey Scott
Chairman of the Board
President, Postell Energy Co. Ltd.

Ray Antony, CA
Independent Businessman

Walter Dawson
Chairman and CEO, Tuscany International Drilling Inc.

Verne Johnson
President, KristErin Resources Inc.

Nicholas G. Kirton, FCA, ICD.D
Corporate Director

J. Scott Price
President, Prospect International Inc.

Executive Officers
Dana Coffield
President, Chief Executive Officer, Director

Martin Eden
Chief Financial Officer

Shane O'Leary
Chief Operating Officer

Foreign Subsidiary Managers
Rafael Orunesu
President, Gran Tierra Energy Argentina

Edgar Dyes
President, Gran Tierra Energy Colombia

Legal Counsel
For United States matters
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155, USA

For Canadian matters
Blake, Cassels & Graydon LLP
855–2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, Alberta T2P 4J8, Canada

Transfer Agents
For Gran Tierra Energy Inc.
Computershare – USA
350 Indiana Street, Suite 800
Golden, Colorado 80401, USA
800.962.4284

For Gran Tierra Exchangeco Inc.
Computershare – Canada
600, 530–8th Avenue SW,
Calgary, Alberta T2P 3S8, Canada
800.736.1755

Investor Relations
Equicom Group
Tom McMillan
Suite 325, 300 5th Avenue SW
Calgary, Alberta T2P 3C4, Canada
403.536.5903

Independent Accountants
Deloitte and Touche LLP
3000, 700 Second Street SW
Calgary, Alberta T2P 0S7, Canada

Annual Meeting and Report
The 2009 annual meeting of Shareholders
will be held on June 16, 2009 at 10:00 am MDT at:

Lougheed House
707–13 Avenue SW,
Calgary, Alberta T2R 0K8, Canada

Material Requests
GTE will supply a copy of the Form 10-K, including financial statements and schedules, without charge, upon receiving a written request for these materials. Please submit your requests to Martin Eden by email at info@grantierra.com or by mail to:

300, 611 10th Avenue SW
Calgary, Alberta T2R 0B2, Canada

Gran Tierra Energy's filings are also available on a Web site maintained by the Securities and Exchange Commission at www.sec.gov and on SEDAR at www.sedar.com.

Design & Production by Equicom, a TMX Group Company.

GranTierra
energy inc.

300, 611–10th Avenue S.W.
Calgary, Alberta, Canada, T2R 0B2
Phone 403·265·3221
Fax 403·265·3242

www.grantierra.com